Exhibit 99.3

LETTER OF OFFER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Letter of Offer is being sent to you as a registered Equity Shareholder of Wipro Limited as on the Record Date (as defined below) in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended. If you require any clarifications about the action to be taken, you should consult your Stock Broker (as defined below) or your investment consultant or the Manager to the Buyback i.e. JM Financial Limited or the Registrar to the Buyback, i.e. Karvy Fintech Private Limited.

Please refer to the “Definitions” section of this Letter of Offer for the definitions of capitalized terms used herein.

WIPRO LIMITED

Registered Office and Correspondence Address: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India.

Tel. No.: +91 80 2844 0011; Fax: +91 80 2844 0054

E-mail: corp-secretarial@wipro.com; Website: www.wipro.com

Corporate Identification Number (CIN): L32102KA1945PLC020800

Contact Person: Mr. M Sanaulla Khan, Company Secretary;

Tel. No.: +91 80 2844 0011 (ext: 226185); Fax: +91 80 2844 0054;

E-mail: sanaulla.khan@wipro.com

OFFER FOR BUYBACK OF UP TO 32,30,76,923 (THIRTY TWO CRORES THIRTY LAKHS SEVENTY SIX THOUSAND NINE HUNDRED AND TWENTY THREE ONLY) FULLY PAID-UP EQUITY SHARES OF FACE VALUE RS. 2/- (RUPEES TWO ONLY) EACH OF THE COMPANY (AS DEFINED BELOW), REPRESENTING UP TO 5.35% OF THE TOTAL PAID-UP EQUITY SHARE CAPITAL OF THE COMPANY, FROM ALL THE ELIGIBLE SHAREHOLDERS (AS DEFINED BELOW) OF THE COMPANY AS ON THE RECORD DATE I.E. JUNE 21, 2019, ON A PROPORTIONATE BASIS, THROUGH THE TENDER OFFER (AS DEFINED BELOW) ROUTE, AT A PRICE OF RS. 325/- (RUPEES THREE HUNDRED AND TWENTY FIVE ONLY) PER EQUITY SHARE FOR AN AGGREGATE AMOUNT OF UP TO RS. 105,00,00,00,000/- (RUPEES TEN THOUSAND FIVE HUNDRED CRORES ONLY).

1.

The Buyback (as defined below) is in accordance with Article 8.2 of the Articles (as defined below), Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act (as defined below), the SCD Rules (as defined below), to the extent applicable, and in compliance with the Buyback Regulations (as defined below) and subject to such other approvals, permissions and sanctions as may be necessary, and such other conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board (as defined below).

2.

The Buyback is within the statutory limits of 25% of the total paid-up equity share capital and free reserves as per the audited financial statements of the Company as at March 31, 2019 (the last audited financial statements available as on the date of the Board Meeting (as defined below) recommending the proposal of the Buyback). The Buyback Size (as defined below) is 23.03% and 20.39% of the aggregate of the total paid-up equity share capital and free reserves of the Company on standalone and consolidated basis, respectively, and represents up to 5.35% of the total issued and paid-up equity share capital of the Company.

3.

A copy of the Public Announcement (as defined below) and this Letter of Offer (including the Tender Form) shall also be available on the website of Securities and Exchange Board of India at: http://www.sebi.gov.in

4.	The Letter of Offer will be sent to the Equity Shareholder(s) (as defined below)/beneficial owner(s) of Equity Shares as on the Record Date i.e. June 21, 2019 (“Eligible Shareholders”).

5.

The procedure for tendering and settlement is set out in paragraph 20 on page 43 of this Letter of Offer. The Form of Acceptance-cum-Acknowledgement (the Tender Form) is enclosed together with this Letter of Offer.

6.	For mode of payment of consideration to the Eligible Shareholders, please refer to paragraph 20.25 on page 48 of this Letter of Offer.

7.

Eligible Shareholders are advised to refer to Details of the Statutory Approvals (paragraph 17 of page 36) and Note on Taxation (paragraph 21 of page 49) before tendering their Equity Shares in the Buyback.

BUYBACK PROGRAMME

BUYBACK OPENS ON: WEDNESDAY, AUGUST 14, 2019

BUYBACK CLOSES ON: WEDNESDAY, AUGUST 28, 2019

MANAGER TO THE BUYBACK	REGISTRAR TO THE BUYBACK

JM Financial Limited

7th Floor, Cnergy,

Appasaheb Marathe Marg, Prabhadevi,

Mumbai – 400025, Maharashtra, India

Tel.: +91 22 6630 3030

Fax: +91 22 6630 3330

Email: wipro.buyback2019@jmfl.com

Website: www.jmfl.com

Contact Person: Ms. Prachee Dhuri

SEBI Regn. No.: INM000010361

Validity Period: Permanent

Corporate Identification Number: L67120MH1986PLC038784

Karvy Fintech Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32, Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 67162222

Fax: +91 40 23431551

Email: wipro.buyback2019@karvy.com

Website: https://karisma.karvy.com

Contact Person: Mr. M. Murali Krishna

SEBI Regn. No.: INR000000221

Validity Period: Permanent

Corporate Identification Number: U72400TG2017PTC117649

TABLE OF CONTENTS

1.	SCHEDULE OF ACTIVITIES	5

2.	DEFINITION OF KEY TERMS	6

3.	DISCLAIMER CLAUSE	9

4.	TEXT OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS	10

5.	DETAILS OF THE PUBLIC ANNOUNCEMENT	14

6.	DETAILS OF THE BUYBACK	15

7.	AUTHORITY FOR THE BUYBACK	18

8.	NECESSITY OF THE BUYBACK	18

9.	MANAGEMENT DISCUSSION AND ANALYSIS OF THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY	18

10.	BASIS OF CALCULATING THE BUYBACK PRICE	23

11.	SOURCES OF FUNDS FOR THE BUYBACK	24

12.	DETAILS OF THE ESCROW ACCOUNT AND THE AMOUNT DEPOSITED THEREIN	24

13.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN	25

14.	BRIEF INFORMATION OF THE COMPANY	28

15.	FINANCIAL INFORMATION ABOUT THE COMPANY	33

16.	STOCK MARKET DATA	34

17.	DETAILS OF THE STATUTORY APPROVALS	36

18.	DETAILS OF THE REGISTRAR TO THE BUYBACK AND COLLECTION CENTRES	37

19.	PROCESS AND METHODOLOGY FOR THE BUYBACK	38

20.	PROCEDURE FOR TENDER OFFER AND SETTLEMENT	43

21.	NOTE ON TAXATION	49

22.	DECLARATION BY THE BOARD OF DIRECTORS	58

23.	AUDITORS CERTIFICATE	59

24.	DOCUMENTS FOR INSPECTION	62

25.	DETAILS OF THE COMPLIANCE OFFICER	62

26.	DETAILS OF THE REMEDIES AVAILABLE TO THE EQUITY SHAREHOLDERS/ BENEFICIAL OWNERS	63

27.	DETAILS OF INVESTOR SERVICE CENTRE	63

28.	DETAILS OF THE MANAGER TO THE BUYBACK	64

29.	DECLARATION BY THE DIRECTORS REGARDING AUTHENTICITY OF THE INFORMATION IN THIS LETTER OF OFFER	64

30.	OFFER FORM	64

Summary of the Buyback Process for Eligible Shareholders

•   An Eligible Shareholder (equity shareholder as on the Record Date i.e. June 21, 2019) will receive a Tender Form, which will include the number of Equity Shares that he/she/it is entitled to tender in the Buyback.

Receipt of Tender form	• If the Eligible Shareholder does not receive the Tender Form for any reason, he/she/it can download the same from the link https://www.wipro.com/buy-back/.

•   The Eligible Shareholder may also approach and request Karvy Fintech Private Limited, the Registrar to the Buyback for a duplicate Tender Form. The contact details of the Registrar are on page 63, of this Letter of Offer.

Tendering Period	• Eligible Shareholders can tender their Equity Shares in the Buyback only during the Tendering Period, which is from Wednesday, August 14, 2019 to Wednesday, August 28, 2019.

Tendering Equity Shares in the Buyback	• Eligible Shareholders can only participate in the Buyback by placing a bid through a Stock Broker registered either with the BSE or the NSE.

•   In accordance with the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with notice no. 20190424-35 dated April 24, 2019 issued by the BSE and circular no. 51/2019 issued by the NSE dated May 9, 2019, effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. In the circumstances, the Company will not be able to accept Equity Shares which are tendered in the physical form. Accordingly, such shareholders are advised to approach their Depository Participant and have their physical Equity Shares dematerialized, so as to be able to tender their Equity Shares and participate in the Buyback.

•   Eligible Shareholders are required to instruct their respective Stock Broker of the details of the Equity Shares intended to be tendered under the Buyback.

•   Please note instructions can be provided through delivery instruction slip/phone/online depending on the facility provided by your Stock Broker. We urge you to contact your Stock Broker in advance to understand the requirements of placing a bid.

•   Prior to placing a bid, and using the early pay in mechanism as prescribed by relevant SEBI Circulars (as defined below), the Stock Broker will transfer the Equity Shares tendered by the Eligible Shareholder to the Clearing Corporation (as defined below)

•   If the Stock Broker is not the Depository Participant (as defined below) of an Eligible Shareholder, such Eligible Shareholder should instruct his/her/its Depository Participant to transfer the Equity Shares intended to be tendered by such Eligible Shareholder to the Clearing Corporation, by using the early pay in mechanism.

•   The settlement number of the special account opened with the Clearing Corporation under which the Equity Shares are to be transferred for the Buyback will be provided in a separate circular to be issued by the Clearing Corporation.

•   Upon placing the bid, the Stock Broker will provide the TRS (as defined below) generated by the stock exchange bidding system to the Eligible Shareholder.

Confirmation by Stock Broker

•   On receipt of TRS, the Eligible Shareholder has successfully tendered Equity Shares in the Buyback.

•   Please note that an Eligible Shareholder participating through online website platform of the Stock Broker may receive an acknowledgement in place of a TRS.

Submission of Tender Form	• Eligible Shareholders tendering Equity Shares under the Buyback are not required to submit the Tender Form and the TRS to the Registrar.
Receipt of Buyback consideration & return of unaccepted shares

•   The Acceptance (as defined below) of Equity Shares tendered by an Eligible Shareholder in the Buyback is subject to the provisions of the Buyback Regulations and terms and conditions contained in this Letter of Offer.

•   Eligible Shareholders must ensure that their demat account(s) is active and unblocked for receipt of unaccepted shares and that their bank account is linked with their demat account for credit of remittance on Acceptance of Equity Shares under the Buyback.

•   Post completion of the Buyback, the Company will inform the Eligible Shareholders of payment of Buyback consideration and return of unaccepted shares through a public announcement.

•   As per the provisions of the Buyback Regulations, the Company will pay gross amount i.e. number of Equity Shares Accepted multiplied by the Buyback Price (Rs. 325/- per Equity Share) for the Accepted Equity Shares to the Clearing Corporation of the Stock Exchanges (as defined below).

•   Eligible Shareholder(s) whose Equity Shares have been Accepted under the Buyback will directly receive the consideration from the Clearing Corporation/Stock Broker.

•   Eligible Shareholder(s) should consult their respective Stock Broker for any cost, applicable taxes, charges and expenses (including brokerage) etc., that may be levied by the Stock Broker for tendering Equity Shares in the Buyback. Such additional costs are to be borne by the Eligible Shareholder.

Please refer to section 2 for defined terms and section 20 of this Letter of Offer for detailed procedure to be followed by Eligible Shareholders for tendering in the Buyback Offer

The above is not an exhaustive description of the buyback process or of the terms and conditions thereof and is only intended to assist the Eligible Shareholders by serving as a high level summary. The above is not intended to be and cannot be a substitute for the detailed terms and conditions contained in this Letter of Offer. All shareholders and holders of ADRs of the Company are requested to read the entire Letter of Offer and Notice to Holders of Wipro Limited American Depository Shares for an understanding of the Buyback process (including the taxation provisions as also provisions relating to non-resident shareholders) and terms and conditions of the Buyback. Please consult your respective legal/tax/other advisors prior to participation in the Buyback. If you require any clarifications about actions to be taken, you should consult your Stock Broker or your investment consultant or the Manager to the Buyback i.e. JM Financial Limited or the Registrar to the Buyback i.e. Karvy Fintech Private Limited.

NO OFFER TO SUBSCRIBE/PURCHASE/SELL, OR AN INVITATION TO SUBSCRIBE/PURCHASE/SELL, ANY SECURITIES OF THE COMPANY IN ANY JURISDICTION OR AS A SOLICITATION OR AN INVITATION TO SUBSCRIBE/PURCHASE/SELL ANY SECURITIES INCLUDING THE EQUITY SHARES OF THE COMPANY

•

Special notice to security holders of the Company in the United States of America: the Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for securities holders of the Company in the U.S. to be aware that this Letter of Offer is subject to the Tender Offer laws and regulations of India, which are different from those in the U.S., and has been prepared in accordance with Indian laws, the format and style of which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback, as there are U.S. holders of Equity Shares and ADSs (as defined below). The Buyback is being treated in the U.S. as one to which the “Tier I” exemption mentioned in Rule 13(e)-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

•

This Letter of Offer together with the Public Announcement that was published on June 5, 2019 in connection with this Buyback, has been prepared for the purposes of compliance with applicable Indian laws and regulations. Accordingly, the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of India. The Company and the Manager to the Buyback are under no obligation to update the information contained herein at any time after the date of this Letter of Offer. This Letter of Offer does not in any way constitute an offer in any form, or an invitation in any form to subscribe/purchase/sell, any securities of the Company in any jurisdiction, or as a solicitation or an invitation in any form to subscribe/purchase/sell any securities including the Equity Shares of the Company.

•

No action has been or will be taken to permit the Buyback in any jurisdiction where action would be required for that purpose. This Letter of Offer has been dispatched to all Equity Shareholders whose names appeared on the register of members of the Company, as of the Record Date. However, receipt of the Letter of Offer by any Eligible Shareholder in a jurisdiction in which it would be illegal to make this Offer, or where making this Offer would require any action to be taken (including, but not restricted to, registration of this Letter of Offer under any local securities laws), shall not be treated by such Eligible Shareholder as an offer being made to them and shall be construed by them as being sent for information purposes only.

•

Persons in possession of this Letter of Offer are required to inform themselves of any relevant restrictions in their respective jurisdictions. Any Eligible Shareholder who tenders his, her or its Equity Shares in the Buyback/Offer shall be deemed to have declared, represented, warranted and agreed that he, she or it is authorized under the provisions of any applicable local laws, rules, regulations and statutes to participate in the Buyback.

1.	SCHEDULE OF ACTIVITIES

Activity	Date	Day
Date of the Board Meeting to approve the proposal for Buyback of Equity Shares	April 16, 2019	Tuesday

Date of declaration of results of the postal ballot for special resolution by the Equity Shareholders, approving the Buyback	June 3, 2019	Monday

Date of publication of Public Announcement for the Buyback	June 5, 2019	Wednesday

Record Date for determining the Buyback Entitlement and the names of Eligible Shareholders	June 21, 2019	Friday

Buyback Opening Date	August 14, 2019	Wednesday

Buyback Closing Date	August 28, 2019	Wednesday

Last date of verification by the Registrar to the Buyback	September 6, 2019	Friday

Last date for providing Acceptance/non-Acceptance to the Stock Exchanges by the Registrar to the Buyback	September 6, 2019	Friday

Last date for settlement of bids on the Stock Exchanges	September 9, 2019	Monday

Last date for return of unaccepted demat Equity Shares by Stock Exchanges to Eligible Shareholder/Stock Broker	September 9, 2019	Monday

Last date for payment of consideration to Eligible Shareholders who participated in the Buyback	September 9, 2019	Monday

Last date for extinguishment of Equity Shares	September 16, 2019	Monday

Note: Where last dates are mentioned for certain activities, such activities may happen on or before the respective last dates.

2.	DEFINITION OF KEY TERMS

This Letter of Offer uses certain definitions and abbreviations which, unless the context otherwise indicates or implies or specifies otherwise, shall have the meaning as provided below. References to any legislation, act, regulations, rules, guidelines or policies shall be to such legislation, act, regulations, rules, guidelines or policies as amended, supplemented, or re-enacted from time to time and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision.

Acceptance/Accept/ Accepted	Acceptance of fully paid-up Equity Shares tendered by Eligible Shareholders in the Buyback.

Additional Equity Shares	Additional Equity Shares tendered by an Eligible Shareholder over and above the Buyback Entitlement of such Eligible Shareholder not exceeding the Equity Shares held by such Eligible Shareholder as on the Record Date.

ADRs	American Depositary Receipts.

ADSs	American Depositary Shares.

Articles	Articles of Association of the Company.

Board/Board of Directors	Board of Directors of the Company (which term shall include any committee constituted and authorized by the Board pursuant to its resolution dated April 16, 2019 to exercise its powers, in connection with the Buyback).

Board Meeting	Meeting of the Board of Directors held on April 16, 2019.

BSE	BSE Limited.

Buyback/Offer	Offer by the Company to buyback up to a maximum of 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) fully paid-up Equity Shares at the Buyback Price from Eligible Shareholders, through the Tender Offer route through the stock exchange mechanism in terms of the Buyback Regulations read with the SEBI Circulars, on a proportionate basis.

Buyback Period	The period between the date of declaration of results of the postal ballot i.e. June 3, 2019 and the date on which the payment of consideration to the shareholders, whose Equity Shares have been Accepted under the Buyback, will be made.

Buyback Committee	The Buyback Committee comprising Mr. M K Sharma, Independent Director of the Company, Mr. Jatin P Dalal, Chief Financial Officer of the Company, Ms. Aparna C Iyer, Vice President - Finance of the Company, and Mr. M Sanaulla Khan, Company Secretary of the Company, constituted and authorized for the purposes of the Buyback by the resolution dated April 16, 2019 of the Board of Directors.

Buyback Closing Date	Wednesday, August 28, 2019.

Buyback Entitlement	The number of Equity Shares that an Eligible Shareholder is entitled to tender in the Buyback, based on the number of Equity Shares held by such Eligible Shareholder, on the Record Date and the ratio of Buyback applicable to the category, to which such Eligible Shareholder belongs.

Buyback Opening Date	Wednesday, August 14, 2019.

Buyback Price	Price at which Equity Shares will be bought back from the Eligible Shareholders i.e. Rs. 325/- (Rupees Three Hundred and Twenty Five only) per fully paid up Equity Share, payable in cash.

Buyback Regulations	The Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof.

Buyback Size	Maximum number of Equity Shares proposed to be bought back (i.e. 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares) multiplied by the Buyback Price (i.e. Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share) aggregating up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only).

CDSL	Central Depository Services (India) Limited.

Clearing Corporation	Indian Clearing Corporation Limited or the NSE Clearing Limited (formerly known as National Securities Clearing Corporation Limited), as applicable.

Companies Act	The Companies Act, 2013, together with the Rules, as amended.

Company	Wipro Limited.

Company Demat Account	Demat account of the Company designated for the Buyback.

Company’s Broker	JM Financial Services Limited.

Depositories	Collectively, CDSL and NSDL.

Designated Stock Exchange	The designated stock exchange for the Buyback, being the BSE.

DP	Depository Participant.

Draft Letter of Offer	The Draft Letter of Offer dated June 12, 2019.

Eligible Shareholder(s)	Person(s) eligible to participate in the Buyback/Offer and would mean all Equity Shareholders as on the Record Date being June 21, 2019.

Equity Shares	Fully paid-up equity shares of face value of Rs. 2/- (Rupees Two only) each of the Company.

Equity Shareholder(s)	Holder(s) of the fully paid-up Equity Shares including beneficial owner(s) thereof.

Escrow Account	The Escrow Account titled “WIPRO BUYBACK 2019-ESCROW ACCOUNT” opened with HDFC Bank Limited, in accordance with the Escrow Agreement

Escrow Agent	HDFC Bank Limited.

Escrow Agreement	The escrow agreement dated July 9, 2019 entered into amongst the Company, the Escrow Agent and the Manager

GST	Goods and Services Tax.

HUF	Hindu Undivided Family.

IT Act/Income Tax Act	Indian Income Tax Act, 1961, as amended.

Letter of Offer	The letter of offer dated July 31, 2019 to be filed with SEBI containing disclosures in relation to the Buyback as specified in Schedule III of the Buyback Regulations, including comments received from SEBI on the Draft Letter of Offer.

LODR Regulations	SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time.

Management Rules	Companies (Management and Administration) Rules, 2014.

Manager to the Buyback/Manager	JM Financial Limited.

Non-Resident Shareholders	Includes NRIs, Foreign Institutional Investors (FIIs), Foreign Portfolio Investors (FPIs), OCB and Foreign Nationals.

NRI	Non Resident Indian.

NSDL	National Securities Depository Limited.

NSE	National Stock Exchange of India Limited.

NYSE	New York Stock Exchange.

OCB	Erstwhile Overseas Corporate Bodies.

PAN	Permanent Account Number.

Postal Ballot Notice	Notice of postal ballot dated April 16, 2019 for obtaining approval for the Buyback from the shareholders of the Company.

Promoter and Promoter Group	Promoter and promoter group as have been disclosed under the filings made by the Company under the LODR Regulations, and the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended

Public Announcement	Public announcement dated June 4, 2019 regarding the Buyback, published on June 5, 2019 in Business Standard, an English national daily, Business Standard, a Hindi national daily, and Hosa Digantha, a Regional language daily.

RBI	Reserve Bank of India.

Record Date	June 21, 2019, being the date for the purpose of determining the Buyback Entitlement and the names of the Eligible Shareholders to whom the Letter of Offer and Tender Form will be sent, and who are eligible to participate in the proposed Buyback in accordance with the Buyback Regulations.

Registrar	Karvy Fintech Private Limited, registrar to the Buyback.

RSUs	Restricted Stock Units.

Rules	Rules notified under Companies Act, 2013, as amended.

SCD Rules	The Companies (Share Capital and Debenture) Rules, 2014.

SEBI	Securities and Exchange Board of India.

SEBI Circulars	SEBI circular bearing number CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, as may be amended from time to time.

Small Shareholder	An Eligible Shareholder, who holds Equity Shares of market value not more than Rs. 2,00,000 (Rupees Two Lakhs only), on the basis of closing price on the recognized stock exchange registering the highest trading volume, as on the Record Date.

Stock Broker(s)	A stock broker (who is a member of the BSE and/or NSE) of an Eligible Shareholder, through whom such Eligible Shareholder can participate in the Buyback.

Stock Exchanges	BSE and NSE, being the stock exchanges where the Equity Shares of the Company are listed.

STT	Securities transaction tax.

Tender Form/ Form(s)	Form of Acceptance–cum–Acknowledgement, enclosed with this Letter of Offer on page 64.

Tender Offer	Method of buyback as defined in Regulation 4(iv) of the Buyback Regulations.

Tendering Period	Period of 10 (Ten) Working Days from the Buyback Opening Date till the Buyback Closing Date (both days inclusive).

TRS	Transaction Registration Slip.

Working Day	Working Day as defined under the Buyback Regulations.

3.	DISCLAIMER CLAUSE

As required, a copy of this Letter of Offer has been submitted to SEBI. It is to be distinctly understood that submission of this Letter of Offer to SEBI should not in any way be deemed or construed that the same has been cleared or approved by SEBI. SEBI does not take any responsibility either for the financial soundness of the Company to meet the Buyback commitments or for the correctness of the statements made or opinions expressed in this Letter of Offer. The Manager to the Buyback, JM Financial Limited, has certified that the disclosures made in this Letter of Offer are generally adequate and are in conformity with the provisions of the Companies Act and Buyback Regulations. This requirement is to facilitate Eligible Shareholders to take an informed decision for tendering their Equity Shares in the Buyback.

It should also be clearly understood that while the Company is primarily responsible for the correctness, adequacy and disclosure of all relevant information in this Letter of Offer, the Manager to the Buyback is expected to exercise due diligence to ensure that the Company discharges its duty adequately in this behalf and towards this purpose. Pursuant to this requirement, the Manager to the Buyback, JM Financial Limited, has furnished to SEBI a due diligence certificate dated June 12, 2019 in accordance with Buyback Regulations, which reads as follows:

“We have examined various documents and materials relevant to the Buyback as part of the due diligence carried out by us in connection with the finalization of the public announcement dated June 4, 2019 (the “Public Announcement”) and the Draft Letter of Offer dated June 12, 2019 (“DLoF”). On the basis of such examination and the discussions with the Company, we hereby state that:

•	The Public Announcement and the DLoF are in conformity with the documents, materials and papers relevant to the Buyback;

•	All the legal requirements connected with the said offer including the SEBI (Buy-Back of Securities) Regulations, 2018, as amended, have been duly complied with.

•

The disclosures in the Public Announcement and the DLoF are, to the best of our knowledge, true, fair and adequate in all material respects for the shareholders of the Company to make a well informed decision in respect of the captioned Buyback.

•	Funds used for Buyback shall be as per the provisions of the Companies Act.”

The filing of this offer document with SEBI, does not, however, absolve the Company from any liabilities under the provisions of the Companies Act, or from the requirement of obtaining such statutory or other clearances as may be required for the purpose of the proposed Buyback.

The Promoter and Promoter Group/Board of Directors declare and confirm that no information/ material likely to have a bearing on the decision of Eligible Shareholders has been suppressed/withheld and/or incorporated in the manner that would amount to mis-statement/ misrepresentation and in the event of it transpiring at any point of time that any information/ material has been suppressed/withheld and/or amounts to a mis-statement/misrepresentation, the Promoter and Promoter Group/Board of Directors and the Company shall be liable for penalty in terms of the provisions of the Companies Act and the Buyback Regulations.

The Promoter and Promoter Group/Board of Directors also declare and confirm that funds borrowed from banks and financial institutions will not be used for the Buyback.

This Letter of Offer contains certain forward-looking statements. These forward-looking statements generally can be identified by words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘expect’, ‘estimate’, ‘intend’, ’objective’, ‘plan’, ‘project’, ‘will’, ‘will continue’, ‘will pursue’, or other words or phrases of similar import. Similarly, statements that describe the Company’s strategies, objectives, plans or goals expectations regarding stock price, the ability to participate in the Buyback and expectations regarding repurchases are also forward looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions about the Company that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement.

Actual results may differ materially from those suggested by forward-looking statements due to risks or uncertainties associated with expectations relating to, inter alia, regulatory changes pertaining to the industries in which the Company operates and its ability to respond to them, the ability to successfully implement strategies, growth and expansion, technological changes, exposure to market risks, general economic and political conditions in India or other key markets where the Company operates which have an impact on business activities or investments, the monetary and fiscal policies, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India or globally, changes in domestic laws, regulations and taxes and changes in competition in the industries in which the Company operates.

Certain figures contained in this Letter of Offer, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

4.	TEXT OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS

The Buyback through Tender Offer was considered and approved by the Board of Directors at the Board Meeting. The extracts of the Board resolution are as follows:

“RESOLVED THAT pursuant to the provisions of Article 8.2 of the Articles of Association of Wipro Limited (the “Company”) and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014 to the extent applicable, and in compliance with Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), including any amendments, statutory modifications or re-enactments for the time being in force, and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any committee constituted by the Board to exercise its powers, including the powers conferred by this resolution), and subject to the approval of the shareholders of the Company by way of a special resolution through a postal ballot, the Board hereby approves the buyback by the Company of up to 32,30,76,923 equity shares (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) fully paid-up equity shares of Rs. 2/- (Rupees Two only) each of the Company (“Equity Shares”) representing up to 5.35% of the total paid-up Equity Share capital of the Company at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) (“Buyback Size”), which is 23.03% of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone balance sheet of the Company as at March 31, 2019, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, to all of the shareholders of the Company who hold Equity Shares as of the record date (the “Record Date”) (“Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) and their associates who hold Equity Shares as of the Record Date, persons in control (including such persons acting in concert) who hold Equity Shares as of the Record Date; and (ii) holders of American Depositary Receipts of the Company (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become shareholders of the Company and hold Equity Shares as of the Record Date.

RESOLVED FURTHER THAT the Buyback shall have reservation for small shareholders in accordance with the provisions of the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments or statutory modifications for the time being in force.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors/Foreign Portfolio Investors, Non-Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Buyback would be subject to the condition of maintaining minimum public shareholding requirements as specified in Regulation 38 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations 2015 (“Listing Regulations”).

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current balances of cash and cash equivalents and/or internal accruals of the Company (and not from any borrowed funds) and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT in terms of Regulation 24(iii) of the Buyback Regulations, Mr. M Sanaulla Khan, Company Secretary, be and is hereby appointed as the Compliance Officer for the Buyback.

RESOLVED FURTHER THAT draft Auditors certificate is hereby noted and Declaration of Solvency prepared in the prescribed form and supporting affidavit and other documents, placed before the meeting be and is hereby approved and Mr. Azim H. Premji, Chairman and Managing Director, and any one of Mr. Abidali Z. Neemuchwala, CEO and Executive Director, and Mr. Rishad Premji, Executive Director and Chief Strategy Officer, be and are hereby authorized to sign the same, for and on behalf of the Board and file the same with the Registrar of Companies and the Securities and Exchange Board of India in accordance with applicable law.

RESOLVED FURTHER THAT the Board hereby confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

a)

that immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2019 or following the date which the results of the shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

b)

that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. April 16, 2019 or the Postal Ballot Resolution that, having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting i.e. April 16, 2019 or the Postal Ballot Resolution; and

c)

that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company were being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

RESOLVED FURTHER THAT the Board hereby confirms that:

a)	all the Equity Shares of the Company are fully paid-up;

b)

the Company shall not issue any Equity Shares or specified securities including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback period;

c)	the Company shall not raise further capital for a period of one year from the expiry of the Buyback period, except in discharge of its subsisting obligations;

d)	the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable;

e)

the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

f)

there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon);

g)	that the Company has been in compliance with Sections 92, 123, 127 and 129 of the Companies Act;

h)

the aggregate amount of the Buyback i.e. up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone and consolidated balance sheet of the Company as at March 31, 2019;

i)

the maximum number of Equity Shares proposed to be purchased under the Buyback (up to 32,30,76,923 Equity Shares), does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone balance sheet of the Company as at March 31, 2019;

j)	the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback period;

k)

The Company has obtained an order dated February 15, 2019 bearing reference number WTM/GM/CFD/90/2018–19 issued by SEBI (the “SEBI Order”), pursuant to which SEBI has granted an exemption/relaxation to the Company from compliance with the requirements of Regulation 24(ii) of the Buyback Regulations (which restricts a company from making a public announcement of a buyback during the pendency of a scheme of amalgamation or compromise or arrangement) in the context of the scheme of amalgamation of Wipro Technologies Austria GMBH, Wipro Information Technology Austria GMBH, Newlogic Technologies SARL, Appirio India Cloud Solutions Private Limited and the Company (the “Scheme”). The conditions set out in paragraph 8 of the SEBI Order are complied with. Subsequently, the National Company Law Tribunal has vide order no. CP(CAA)No. 61/BB/2018 dated March 29, 2019 approved the Scheme;

l)	Further to the aforesaid, there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as on date; and

m)	the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves, after the Buyback; and

n)

the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies.

RESOLVED FURTHER THAT no information and material that is likely to have a bearing on the decision of investors has been suppressed or withheld and/or incorporated in the manner that would amount to a mis-statement or misrepresentation and in the event of it transpiring at any point of time that any information/material has been suppressed or withheld and/or amounts to a mis-statement or misrepresentation, the Board and the Company shall be liable for penalty in terms of the provisions of the Companies Act and the Buyback Regulations.

RESOLVED FURTHER THAT Mr. Azim H Premji, Chairman and Managing Director, Mr. Rishad Premji, Executive Director and Chief Strategy Officer, Mr. Jatin P Dalal, Chief Financial Officer, Ms. Aparna C Iyer, Vice President- Finance, and Mr. M Sanaulla Khan, Company Secretary, be and are hereby severally authorized to finalise the terms and conditions of appointment and engagement (including settling their remuneration/payment of commission, brokerage fees and charges) of the Merchant Banker, Broker, Indian Legal Counsel, International Legal Counsel, escrow agent, Registrar, Special Bank Account and stock exchange(s) for availing its tendering mechanism, and execute, negotiate, finalize, amongst other things account opening forms, agreements (including escrow agreements) and perform/execute such acts, deeds, documents, letters and things in the name of and on behalf of the Company, in connection with the foregoing (including making deposits with the escrow agent and permitting the Merchant Banker to operate the escrow accounts opened for the purposes of the Buyback), and appoint and finalise the terms of appointment of advertising agencies, printers, consultants or representatives or entities as may be required and deciding and settling their remuneration including by the payment of commission brokerage, fee and charges and entering into agreements and letters in respect thereof and open and close all necessary accounts such as broking account(s), depository account(s), escrow account(s) and bank account(s) as per applicable laws and Buyback Regulations;

RESOLVED FURTHER THAT a committee (the “Buyback Committee”) comprising Mr. M K Sharma, Independent Director, Mr. Jatin P Dalal, Chief Financial Officer, Ms. Aparna C Iyer, Vice President- Finance, and Mr. M Sanaulla Khan, Company Secretary, be constituted for the purposes of the Buyback to do all such acts, deeds, matters and things, as it may, in its absolute discretion, deem necessary, expedient, usual or proper, in the best interest of the Company and its shareholders in connection with the Buyback, including but not limited to:

a)	seeking all regulatory approvals, if any, including of SEBI and the Reserve Bank of India for implementing the Buyback;

b)	deciding and announcing the Record Date for the purpose of Buyback;

c)	appointing, authorizing, entering into agreements with and issuing necessary instructions to the investor service centre and escrow agent;

d)	opening one or more bank accounts, including an escrow account and special account as required, and entering into agreements with and to give instructions to the bankers in connection therewith;

e)

finalizing the terms and timeline of the Buyback including the entitlement ratio, opening date and closing date of the offer period and the timeframe for completing the Buyback and re-affirming declaration of solvency as and when required;

f)	deciding and appointing BSE Limited and/or the National Stock Exchange of India Limited as designated stock exchange(s) for the Buyback;

g)

taking such actions or measures as may then be deemed desirable to provide each holder of ADSs with an opportunity to cancel and withdraw the underlying Equity Shares of any such ADSs prior to the Record Date to enable such holder to participate in the Buyback. Such actions or measures may include, but are not limited to: (i) preparing and delivering information to each such holder or representative(s) thereof to enable such holder of ADSs to determine whether to cancel and withdraw the underlying Equity Shares in light of the Buyback, including any modifications, amendments or supplements to the Supplemental Letter; (ii) informing holders of ADSs that they will need to establish a brokerage account in India to take delivery of the Equity Shares, and (iii) informing holders of ADRs that they must submit the desired ADSs to the ADR depositary for cancellation and withdraw the Equity Shares no later than 3 (three) New York business days prior to the record date;

h)	arranging for bank guarantees as may be necessary for the Buyback in accordance with applicable law;

i)

depositing and/or instructing the deposit of the requisite amount into escrow and finalising the composition/combination of such deposit into escrow in accordance with the provisions of Regulation 9 of the Buyback Regulations (including cash deposit or bank guarantee including the amounts of the cash deposit and the bank guarantee) and the escrow agreement entered into with the escrow agent;

j)

preparing, finalizing, dating, approving, modifying, signing (in accordance with applicable law), issuing, reissuing and filing with the appropriate statutory/other authorities the public announcement, draft letter of offer, letter of offer and all other documents, resolutions, advertisements, confirmations, intimations and declarations, and the certificate for extinguishment and physical destruction of shares certificates, if any, and other documents required in connection with the Buyback upon receiving the requisite shareholder approval for the Buyback, and causing the declaration of solvency and supporting affidavit to be executed in accordance with applicable law and such alterations, additions, omissions, variations, amendments or corrections will be deemed to have been approved by the Board of Directors;

k)

taking all actions to verify offers and acceptances received, finalize the basis of acceptance, pay the shareholders consideration for shares bought back, approve extinguishment of the Equity Shares bought back by the Company;

l)	uploading all required information such as details of the Equity Shares bought back on the website and filing the same with the stock exchanges as required under applicable law;

m)

signing, executing and delivering such documents as may be necessary or desirable in connection with or incidental to the Buyback, including the execution of documents under common seal of the Company as may be required;

n)	settling and resolving any queries raised by SEBI, stock exchanges, Registrar of Companies and any other authorities whatsoever in connection to any matter incidental to and ancillary of the Buyback;

o)	creating and maintaining requisite statutory registers and records as required under the Companies Act and to furnish appropriate returns to the appropriate authorities;

p)	closing the Buyback and completing all the required formalities as specified under the Companies Act, Buyback Regulations and the Listing Regulations and other applicable laws;

q)

altering, modifying, amending the appointment/ engagement and terms and conditions (including terms pertaining to remuneration/payment of commission, brokerage fees and charges) of the intermediaries and other third parties appointed for the Buyback;

r)

doing such other acts, deeds, matters, or things, and executing such documents, forms, letters, confirmations, and taking all steps as may be necessary to sign, submit and file all necessary forms, letters, applications, e-forms and other documents as they may in their absolute discretion, deem necessary, expedient, usual or proper or are necessary, expedient, usual or proper with regard to the implementation in connection with or in furtherance of the Buyback; and

s)	delegating all or any of the authorities conferred above to any other Director(s) or Executive(s) or Officer(s) of the Company as may be necessary to give effect to the aforesaid resolutions.

RESOLVED FURTHER THAT any two members of the Buyback Committee mentioned above shall form the quorum of the meeting of the Buyback Committee and the Buyback Committee may approve the above by passing appropriate resolutions (including by way of circular resolution) in connection with the above.”

5.	DETAILS OF THE PUBLIC ANNOUNCEMENT

5.1.

In accordance with Regulation 7(i) of the Buyback Regulations, the Company has made the Public Announcement dated June 4, 2019 for the Buyback of Equity Shares published on June 5, 2019 in the following newspapers:

Sr. No.	Name of the Newspaper	Language	Editions
1.	Business Standard	English	All
2.	Business Standard	Hindi	All
3.	Hosa Digantha	Kannada	Bengaluru

5.2.

Pursuant to the Postal Ballot Notice, the Company sought by way of a special resolution, the approval of its shareholders to the Buyback. The results of such postal ballot were declared on June 3, 2019. Pursuant thereto, the Public Announcement in compliance with Regulation 7(i) of the Buyback Regulations was made by the Company within 2 (two) Working Days from the date of declaration of the results of such postal ballot.

5.3.	The Company will publish further notices or corrigenda to or relating to the Public Announcement, if any, in the abovementioned newspapers.

5.4.	A copy of the Public Announcement is available on the SEBI website at www.sebi.gov.in

6.	DETAILS OF THE BUYBACK

6.1.

At the Board Meeting, the Board subject to the receipt of approval of the shareholders of the Company by way of a special resolution through a postal ballot/ e-voting, pursuant to the provisions of Article 8.2 of the Articles and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, the SCD Rules, to the extent applicable, and in compliance with the Buyback Regulations, as amended from time to time, and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback by the Company of up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares representing up to 5.35% of the total issued and paid-up Equity Share capital of the Company at the Buyback Price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share (the “Buyback Price”) payable in cash for an aggregate consideration of up to Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only), which is 23.03% of the aggregate of the fully paid-up Equity Share capital and free reserves of the Company as per the latest audited standalone balance sheet as on March 31, 2019, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the Eligible Shareholders.

6.2.

The Equity Shareholders of the Company approved the Buyback, by way of a special resolution, through postal ballot (including e-voting) pursuant to the Postal Ballot Notice, the results of which were announced on June 3, 2019.

6.3.

The Buyback Size does not include any transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

6.4.	The Equity Shares are listed on the NSE and the BSE. The Company’s ADS, as evidenced by ADRs, are traded in the U.S. on the NYSE.

6.5.

In addition to the regulations/statutes referred to in paragraph 6.1 above, the Buyback is also in accordance with the applicable provisions of Management Rules and the LODR Regulations. The Buyback shall be undertaken on a proportionate basis from the Eligible Shareholders through the tender offer process prescribed under Regulation 4(iv)(a) of the Buyback Regulations. Additionally, the Buyback shall subject to applicable laws, be implemented by tendering of Equity Shares by Eligible Shareholders and settlement of the same through the stock exchange mechanism as specified by the SEBI Circulars. In this regard, the Company will request BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of this Buyback, BSE will be the Designated Stock Exchange.

6.6.

The aggregate paid-up share capital and free reserves of the Company as per the latest audited balance sheet of the Company as on March 31, 2019 is Rs. 45,60,042 lakhs (Rupees Forty Five Thousand Six Hundred Crores and Forty Two Lakhs only) and Rs. 51,48,945 lakhs (Rupees Fifty One Thousand Four Hundred and Eighty Nine Crores and Forty Five Lakhs only) on standalone and consolidated basis, respectively. Under the provisions of the Companies Act, the funds deployed for the Buyback cannot exceed 25% of the aggregate of the fully paid-up share capital and free reserves of the Company i.e., is Rs. 11,40,010 lakhs (Rupees Eleven Thousand Four Hundred Crores and Ten Lakhs only) and Rs. 12,87,236 lakhs (Rupees Twelve Thousand Eight Hundred and Seventy Two Crores and Thirty Six Lakhs only) on standalone and consolidated basis, respectively. The maximum amount proposed to be utilized for the Buyback, does not exceed Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) and is therefore within the limit of 25% of the Company’s fully paid-up share capital and free reserves as per the latest audited balance sheet of the Company as on March 31, 2019 (the latest audited balance sheet available as on the date of Board Meeting recommending the proposal for the Buyback), both on standalone and consolidated basis.

6.7.

The aggregate shareholding of the (i) Promoter and Promoter Group and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement, i.e., June 4, 2019, are as follows:

6.7.1.	Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Public Announcement, i.e., June 4, 2019:

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	24,90,80,265	4.13
2.	Yasmeen A Premji	28,33,776	0.05
3.	Rishad Azim Premji	18,31,109	0.03
4.	Tariq Azim Premji	7,06,666	0.01
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	98,92,15,999	16.39
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,18,77,51,441	19.68
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,20,43,19,438	19.95
8.	Hasham Investment & Trading Co. Private Limited	15,01,328	0.02
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,08,08,209	0.34
10.	Azim Premji Trust (2)	79,79,48,834	13.22

Total		4,45,59,97,065	73.83

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

6.7.2.	Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Public Announcement, i.e., June 4, 2019:

Sl. No.	Name	No. of Equity Shares	% Shareholding
1.	Azim H Premji	24,90,80,265	4.13
2.	Yasmeen A Premji	28,33,776	0.05

Sl. No.	Name	No. of Equity Shares	% Shareholding
3.	Rishad Azim Premji	18,31,109	0.03
4.	Tariq Azim Premji	7,06,666	0.01
5.	Pagalthivarthi Srinivasan	1,28,253	0.00
6.	Priya Mohan Sinha	99,661	0.00
7.	Lakshminarayana Ramanathan Kollengode	19,671	0.00
8.	Sharad Chandra Behar	—	—

Total		25,46,99,401	4.22

6.7.3.	Aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Public Announcement, i.e., June 4, 2019:

Sl. No.	Name of Shareholder	Designation	No. of Equity Shares		% Shareholding
1.	Azim H Premji	Chairman and Managing Director	24,90,80,265		4.13
2.	N Vaghul	Independent Director	—		—
3.	Dr. Ashok S Ganguly	Independent Director	4,978		0.00
4.	M K Sharma	Independent Director	—		—
5.	William Arthur Owens	Independent Director	—		—
6.	Ireena Vittal	Independent Director	—		—
7.	Dr. Patrick John Ennis	Independent Director	—		—
8.	Patrick Dupuis	Independent Director	—		—
9.	Arundhati Bhattacharya	Independent Director	—		—
10.	Abidali Z Neemuchwala	CEO and Executive Director	7,46,666	*	0.01
11.	Rishad A Premji	Executive Director and Chief Strategy Officer	18,31,109		0.03
12.	Jatin Pravinchandra Dalal	Chief Financial Officer	1,03,850		0.00
13.	M Sanaulla Khan	Company Secretary	600		0.00

Total			25,17,67,468		4.17

*	Held as ADRs representing equivalent underlying equity shares.

6.8.

In terms of the Buyback Regulations, under the Tender Offer route, the Promoters and Promoter Group have the option to participate in the Buyback. In this regard, members of the Promoter and Promoter Group have expressed their intention vide their letters dated April 16, 2019 to participate in the Buyback and may tender up to an aggregate maximum number of 4,37,14,64,533 (Four Hundred and Thirty Seven Crores Fourteen Lakhs Sixty Four Thousand Five Hundred and Thirty Three) Equity Shares or such lower number of shares in accordance with the provisions of the Buyback Regulations/terms of the Buyback. The extent of their participation in the Buyback has been detailed in paragraph 9.2 of this Letter of Offer.

6.9.

The Promoter and Promoter Group hold 73.83% of the Equity Shares in the total outstanding equity share capital of the Company. For details with respect to the Promoter and Promoter Group shareholding post the Buyback, please refer to paragraph 13.7 of this Letter of Offer.

6.10.	Post the Buyback, the non-Promoter and Promoter Group/public shareholding of the Company shall not fall below the minimum level required as per Regulation 38 of the LODR Regulations.

7.	AUTHORITY FOR THE BUYBACK

7.1.

The Buyback is in accordance with Article 8.2 of the Articles, Sections 68, 69 and 70 and all other applicable provisions of the Companies Act, the SCD Rules, the Management Rules, LODR Regulations and the Buyback Regulations. The Buyback is subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board.

7.2.

The Buyback has been duly authorised by a resolution of the Board of Directors dated April 16, 2019. The Equity Shareholders have approved the Buyback by a special resolution passed through postal ballot (including e-voting) in accordance with the provisions of Section 110 of the Companies Act and Rule 22 of the Management Rules, the results of which were declared on June 3, 2019.

8.	NECESSITY OF THE BUYBACK

The Buyback is being undertaken by the Company to return surplus funds to the Equity Shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost efficient manner. The Buyback is being undertaken for the following reasons:

8.1.	The Buyback will help the Company distribute surplus cash to the Equity Shareholders broadly in proportion to their shareholding, thereby, enhancing the overall return to Equity Shareholders;

8.2.

The Buyback, which is being implemented through the Tender Offer route as prescribed under the Buyback Regulations, involves a reservation of up to 15% of the Buyback Size for Small Shareholders. The Company believes that this reservation of up to 15% for Small Shareholders would benefit a large number of the Company’s public shareholders, who would be classified as Small Shareholders for the purposes of the Buyback;

8.3.	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

8.4.

The Buyback gives the Eligible Shareholders the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

9.	MANAGEMENT DISCUSSION AND ANALYSIS OF THE LIKELY IMPACT OF THE BUYBACK ON THE COMPANY

9.1.

The Buyback is not likely to cause any material impact on the profitability/earnings of the Company except a reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income. Assuming that the response to the Buyback is to the extent of 100% (full Acceptance) from all the Eligible Shareholders up to their Buyback Entitlement, the funds deployed by the Company towards the Buyback excluding costs and expenses of the Buyback, would be Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only).

9.2.

In terms of the Buyback Regulations, under the Tender Offer route, the Promoters and Promoter Group have the option to participate in the Buyback. In this regard, the Promoter and Promoter Group have expressed their intention vide their letters dated April 16, 2019, to participate in the Buyback and may tender up to an aggregate maximum number of 4,37,14,64,533 (Four Hundred and Thirty Seven Crores Fourteen Lakhs Sixty Four Thousand Five Hundred and Thirty Three) Equity Shares or such lower number of shares in accordance with the provisions of the Buyback Regulations/terms of the Buyback.

Please see below the maximum number of Equity Shares to be tendered by each member of the Promoter and Promoter Group in the Buyback:

		Maximum Number of
Sr. No.	Name of the Promoter and Promoter Group entity	Equity Shares intended to be offered
1.	Azim H Premji	16,45,47,733
2.	Yasmeen A Premji	28,33,776
3.	Rishad Azim Premji	18,31,109
4.	Tariq Azim Premji	7,06,666
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	98,92,15,999
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,18,77,51,441
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,20,43,19,438
8.	Hasham Investment and Trading Co. Private Limited	15,01,328
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	2,08,08,209
10.	Azim Premji Trust (2)	79,79,48,834

Total		4,37,14,64,533

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

9.3.	Details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:

i.	Azim H Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
January 22, 1998	Bonus	61,70,540	(1)	2	—	—
June 29, 2004	Bonus	1,23,41,080		2	—	—
August 24, 2005	Bonus	1,85,11,620		2	—	—
June 17, 2010	Bonus	2,46,82,160		2	—	—
June 15, 2017	Bonus	6,17,05,400		2	—	—
March 8, 2019	Bonus	4,11,36,933		2	—	—

Total		16,45,47,733

Note:

1.

Originally allotted 12,34,108 (Twelve Lakhs Thirty Four Thousand One Hundred and Eight) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

ii.	Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	3,200	(1)	2	—	—
January 22, 1998	Bonus	46,400	(2)	2	—	—
February 24, 2000	Gift	40,000		2	—	—
June 29, 2004	Bonus	2,19,200		2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—
June 15, 2017	Bonus	10,62,666		2	—	—
March 8, 2019	Bonus	7,08,444		2	—	—

Total		28,33,776

Note:

1.

Originally received 640 (Six Hundred and Forty) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

2.

Originally allotted 9,280 (Nine Thousand Two Hundred and Eighty) equity shares of Rs. 10/- (Rupees Ten only) each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

iii.	Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	3,08,000	2	—	—
June 17, 2010	Bonus	3,78,666	2	—	—
June 15, 2017	Bonus	6,86,666	2	—	—
March 8, 2019	Bonus	4,57,777	2	—	—

Total		18,31,109

iv.	Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	26,500	(1)	2	—	—
June 29, 2004	Bonus	53,000		2	—	—
August 24, 2005	Bonus	79,500		2	—	—
June 17, 2010	Bonus	1,06,000		2	—	—
June 15, 2017	Bonus	2,65,000		2	—	—
March 8, 2019	Bonus	1,76,666		2	—	—

Total		7,06,666

Note:

1.

Originally received 5,300 (Five Thousand and Three Hundred) equity shares of Rs. 10/- (Rupees Ten only) each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- (Rupees Two only) each as on the record date on October 14, 1999.

v.	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	15,34,50,000	2	—	—
June 17, 2010	Bonus	21,75,06,000	2	—	—
June 15, 2017	Bonus	37,09,56,000	2	—	—
March 8, 2019	Bonus	24,73,03,999	2	—	—

Total		98,92,15,999

vi.	Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	4,89,99,500	(1)	2	—	—
August 24, 2005	Bonus	16,25,08,500		2	—	—
June 17, 2010	Bonus	21,66,78,000		2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	97,20,791		2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791		2	—	—
March 8, 2019	Bonus	29,69,37,859		2	—	—

Total		1,18,77,51,441

Note:

1.

Originally received 6,39,99,500 equity shares of Rs. 2/- each as bonus, out of which 1,50,00,000 equity shares were tendered and accepted pursuant to buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share.

vii.	Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	6,36,13,400	2	—	—
August 24, 2005	Bonus	16,21,22,400	2	—	—
June 17, 2010	Bonus	21,61,63,200	2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	97,20,790	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790	2	—	—
March 8, 2019	Bonus	30,10,79,858	2	—	—

Total		1,20,43,19,438

viii.	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	5,62,998	2	—	—
June 15, 2017	Bonus	5,62,998	2	—	—
March 8, 2019	Bonus	3,75,332	2	—	—

Total		15,01,328

ix.	Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	11,98,869	(1)	2	—	—
June 17, 2010	Bonus	43,37,333		2	—	—
June 15, 2017	Bonus	1,00,69,955		2	—	—
March 8, 2019	Bonus	52,02,052		2	—	—

Total		2,08,08,209	(2)

Note:

1.

Originally allotted 42,25,500 equity shares of Rs. 2/- each as bonus. Aggregate of 45,33,753 equity shares were tendered and accepted under the buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share, of which 30,26,631 equity shares were part of the aforesaid allotment.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

x.	Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
February 22, 2013	Gift	19,27,29,318	(1)	2	—	—
June 15, 2017	Bonus	39,90,65,641		2	—	—
March 8, 2019	Bonus	20,61,53,875		2	—	—

Total		79,79,48,834	(2)

Note:

1.

Originally received 29,55,27,000 equity shares of Rs. 2/- each as gift. Aggregate of 17,96,69,656 equity shares were tendered and accepted under the buyback by the Company on December 19, 2017 at a price of Rs. 320/- per equity share, of which 7,61,31,015 equity shares were part of the aforesaid allotment. Further, 2,66,66,667 equity shares were sold through market sale on BSE on March 8, 2019 at a maximum price of Rs. 261.70 per equity share and a minimum price of Rs. 256.00 per equity share.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

9.4.

Assuming that the response to the Buyback is to the extent of 100% (full Acceptance) from all the Eligible Shareholders up to their Buyback Entitlement, the aggregate shareholding of the Promoter and Promoter Group post completion of the Buyback may increase from 73.83% to 74.39%. Also, if none of the public shareholders participate and only the Promoter and Promoter Group participate to the extent of the Buyback Entitlement, their shareholding may reduce from 73.83% to 72.90% of the total equity share capital of the Company.

9.5.

Assuming that the response to the Buyback is to the extent of 100% (full Acceptance) from all the Eligible Shareholders up to their Buyback Entitlement, the aggregate shareholding of the public and others post Buyback may decrease from 26.17% to 25.61%.

9.6.	The Buyback shall not result in a change in control or otherwise affect the existing management structure of the Company.

9.7.

Consequent to the Buyback and based on the number of Equity Shares bought back from Non-Resident Shareholders, Indian financial institutions, banks, mutual funds and the public including other bodies corporate, the shareholding of each such person shall undergo a change.

9.8.

The debt-equity ratio following the Buyback, both on standalone and consolidated basis, shall be compliant with the permissible limit of 2:1 prescribed by the Companies Act even if the response to the Buyback is to the extent of 100% (full Acceptance) from all the Eligible Shareholders up to their Buyback Entitlement.

9.9.	The Buyback is not expected to impact growth opportunities for the Company.

9.10.

The Promoter and Promoter Group or their associates shall not deal in the Equity Shares of the Company on the Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the Promoter and Promoter Group, during the period from the date of passing the special resolution by the shareholders of the Company till the closing of the Offer.

9.11.	The Company shall not raise further capital for a period of one year from the expiry of the Buyback Period except in discharge of its subsisting obligations.

9.12.

The Company shall not issue any Equity Shares or other specified securities, including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the Buyback until the date of expiry of the Buyback Period.

9.13.	The Company is not undertaking the Buyback so as to delist its shares from the Stock Exchanges.

9.14.	Salient financial parameters consequent to the Buyback based on the standalone audited financial statements as on March 31, 2019 are as under:

Parameters (based on audited standalone financial statements for the year ended March 31, 2019)	Pre-Buyback	Post-Buyback
Net Worth (Rs. in lakhs) (1)	49,39,199	38,89,199
Return on Net Worth (%) (2)	15.42%	19.58%

Parameters (based on audited standalone financial statements for the year ended March 31, 2019)	Pre-Buyback	Post-Buyback
Earnings Per Share – Basic (in Rs.) (3)	12.67	13.39
Earnings Per Share – Diluted (in Rs.)	12.64	13.36
Book Value per Equity Share (in Rs.) (5)	81.86	68.10
P/E as per latest audited financial results (6) (7)	22.17	20.98

Total Debt/Equity Ratio (in times) (8)	0.10	0.13

Note:

(1)	Net Worth is excluding revaluation reserves and miscellaneous expenditure to the extent not written off.
(2)	Return on Net Worth = Profit After Tax / Net Worth (excluding revaluation reserves).
(3)	Earnings per Share = Profit After Tax / Weighted Average Number of shares outstanding for the period.
(4)	Earnings per Share post buyback is computed after reducing proposed buyback shares from weighted average number of shares outstanding for the period.
(5)	Book value per Share = Net Worth (excluding Revaluation Reserves)/Number of shares at the end of the period.
(6)	P/E as per latest audited financial results = Market Value per share / Earnings per share
(7)

Market value has been taken as Rs. 281.00 (price on NSE as of April 10, 2019 for both pre and post buyback) for P/E ratio as the date of intimation of the Board Meeting for considering the Buyback was April 10, 2019.

(8)	Total Debt/ Equity Ratio = Total Debt / Net Worth (excluding revaluation reserves)

•	Total Debt includes non-current borrowings (including current maturities) and current borrowings (including working capital loans)

(9)

The post-Buyback numbers are calculated by reducing the net worth by the proposed Buyback amount (assuming full acceptance), without factoring in any impact in the statement of profit & loss due to reduction in cash.

9.15.	Salient financial parameters consequent to the Buyback based on the consolidated audited financial statements as on March 31, 2019 are as under:

Parameters (based on audited consolidated financial statements for the year ended March 31, 2019)	Pre Buyback	Post Buyback
Net Worth (Rs. in lakhs) (1)	56,42,252	45,92,252
Return on Net Worth (%) (2)	15.96%	19.61%
Earnings Per Share – Basic (in Rs.) (3)	14.99	15.84
Earnings Per Share – Diluted (in Rs.)	14.95	15.80
Book Value per Equity Share (in Rs.) (5)	93.51	80.41
P/E as per latest audited financial results (6) (7)	18.75	17.74

Total Debt/Equity Ratio (in times) (8)	0.17	0.21

Note:

(1)	Net Worth is excluding revaluation reserves and miscellaneous expenditure to the extent not written off.
(2)	Return on Net Worth = Profit After Tax attributable to equity holders of the Company / Net Worth (excluding revaluation reserves).
(3)	Earnings per Share = Profit After Tax / Weighted Average Number of shares outstanding for the period
(4)	Earnings per Share post buyback is computed after reducing proposed buyback shares from weighted average number of shares outstanding for the period
(5)	Book value per Share = Net Worth (excluding Revaluation Reserves) / Number of shares at the end of the period
(6)	P/E as per latest audited financial results = Market Value per Share / Earnings per Share
(7)

Market value has been taken as Rs. 281.00 (price on NSE as of April 10, 2019 for both pre and post buyback) for P/E ratio as the date of intimation of the Board Meeting for considering the Buyback was April 10, 2019.

(8)	Total Debt/ Equity Ratio = Total Debt / Net Worth (excluding revaluation reserves)

•	Total Debt includes non-current borrowings (including current maturities) and current borrowings (including working capital loans)

(9)

The post-Buyback numbers are calculated by reducing the net worth by the proposed Buyback amount (assuming full acceptance), without factoring in any impact in the statement of profit & loss due to reduction in cash.

10.	BASIS OF CALCULATING THE BUYBACK PRICE

10.1.	The Equity Shares of the Company are proposed to be bought back at the Buyback Price, i.e., Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share.

10.2.

The Buyback Price has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

10.3.

The Buyback Price represents a premium of 22.16% over the volume weighted average market price of the Equity Shares on the NSE for the 60 (Sixty) trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 24.15% over the volume weighted average market price of the Equity Shares on the NSE for the 10 (Ten) trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being April 10, 2019, was Rs. 281.00 (Rupees Two Hundred and Eighty One only) on both NSE and BSE.

10.4.

The Buyback Price is at a premium of 297.03% of the book value per Equity Share of the Company, which as of March 31, 2019 was Rs. 81.86 (Rupees Eighty One and Eighty Six Paise only) per Equity Share, on a standalone basis.

10.5.

The basic and diluted earnings per Equity Share of the Company prior to the Buyback on a standalone basis, for the year ended March 31, 2019 was Rs. 12.67 (Rupees Twelve and Sixty Seven Paise only) and Rs. 12.64 (Rupees Twelve and Sixty Four Paise only) per Equity Share, respectively. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be Rs. 13.39 (Rupees Thirteen and Thirty Nine Paise only) and Rs. 13.36 (Rupees Thirteen and Thirty Six Paise only) per Equity Share post the Buyback, respectively, without factoring in any impact in the statement of profit & loss due to reduction in cash.

10.6.

The return on net worth of the Company on a standalone basis was 15.42% for the year ended March 31, 2019, which will increase to 19.58% post Buyback assuming full Acceptance of the Buyback, without factoring in any impact in the statement of profit & loss due to reduction in cash.

11.	SOURCES OF FUNDS FOR THE BUYBACK

11.1.

Assuming that the response to the Buyback is to the extent of 100% (full Acceptance), the funds that would be utilized by the Company for the purpose of the Buyback would be Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only).

11.2.

The funds for the Buyback will be sourced from current balances of cash and cash equivalents and/or internal accruals of the Company. The Company does not intend to raise additional debt for the explicit purposes of the Buyback. Borrowed funds will not be used for the Buyback.

11.3.

This Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback, being a reduction in the treasury income that the Company could have otherwise earned on the funds deployed.

11.4.

The Company shall transfer from its free reserves, a sum equal to the nominal value of the Equity Shares bought back to the capital redemption reserve account, and details of such transfer shall be disclosed in its subsequent audited financial statements. The funds borrowed, if any, from banks and financial institutions will not be used for the Buyback.

12.	DETAILS OF THE ESCROW ACCOUNT AND THE AMOUNT DEPOSITED THEREIN

12.1.

In accordance with Regulation 9(xi) of the Buyback Regulations, the Company has appointed HDFC Bank Limited, as the escrow agent for the Buyback. The Company, the Manager to the Buyback and the Escrow Agent have entered into an Escrow Agreement dated July 9, 2019 pursuant to which the Escrow Account in the name and style “WIPRO BUYBACK 2019-ESCROW ACCOUNT” bearing account number 57500000392522 has been opened with the Escrow Agent. The Manager is empowered to operate the Escrow

Account in accordance with the Buyback Regulations. The Company proposes to satisfy its obligations under Regulations 9(xi)(a) and (b) of the Buyback Regulations by deposit of applicable amount in the Escrow Account and issuance of a bank guarantee in favour of the Manager to the Buyback on or before the Buyback Opening Date.

12.2.

The Company has adequate and firm financial resources to fulfil the obligations under the Buyback and the same has been certified by M/s. D. Prasanna & Co., Chartered Accountants, having its office at #192, S.C. Road, Basavanagudi, Bangalore – 560004, India (Telephone: 080 26671315; Membership No.: 211367; Firm Registration No.: 009619S), vide a certificate dated June 10, 2019.

12.3.

Based on the aforementioned certificate, the Manager to the Buyback confirms that it is satisfied that firm arrangements for fulfilling the obligations under the Buyback are in place and that the Company has the ability to implement the Buyback in accordance with the Buyback Regulations.

13.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

13.1.	The present capital structure of the Company is as follows:

Sr. No.	Particulars	(Rs. In Lakhs) Pre Buyback
1	Authorized Share Capital:
	12,50,45,00,000 Equity Shares of Rs. 2 each	2,50,090
	2,50,00,000 Preference Shares of Rs. 10 each	2,500
	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150

	Total	2,52,740

2	Issued, Subscribed and Paid-up Capital:
	603,53,59,575 Equity Shares of Rs. 2 each (1)	1,20,707

	Total	1,20,707

Note:

1.	13,86,56,140 (Thirteen Crores Eighty Six Lakhs Fifty Six Thousand One Hundred and Forty) Equity Shares represent underlying Equity Shares against ADRs outstanding as at June 4, 2019.

13.2.	Assuming full Acceptance in the Buyback, the capital structure of the Company post Buyback would be as follows:

Sr. No.	Particulars	(Rs. In Lakhs) Post Buyback
1	Authorized Share Capital:
	12,50,45,00,000 Equity Shares of Rs. 2 each	2,50,090
	2,50,00,000 Preference Shares of Rs. 10 each	2,500
	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150

	Total	2,52,740

2	Issued, Subscribed and Paid-up Capital:
	571,22,82,652 Equity Shares of Rs. 2 each	1,14,246

	Total	1,14,246

13.3.	Details of buyback programmes undertaken by the Company in the last three years are given below:

Sr. No.	Opening Date	Closing Date	Method of Buyback	Equity Shares Bought Back
1	June 17, 2016	June 30, 2016	Tender Offer	4,00,00,000
2	November 29, 2017	December 13, 2017	Tender Offer	34,37,50,000

13.4.	There are no partly paid up equity shares.

13.5.

There are no outstanding instruments convertible into Equity Shares except for 3,47,68,652 (Three Crores Forty Seven Lakhs Sixty Eight Thousand Six Hundred and Fifty Two) outstanding ESOPs/RSUs granted by the Company as at March 31, 2019.

13.6.	There are no amounts under calls in arrears.

13.7.	The pre and post Buyback shareholding pattern of the Company is as follows:

	Pre Buyback		Post Buyback (1)
Category of Shareholder	No. of Shares	% to the existing Equity Share capital	No. of Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	4,45,59,97,065	73.83	4,24,92,93,735	74.39
Foreign Investors (Including ADRs, Non- Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	65,83,80,582	10.91
Financial Institutions/Banks, NBFCs & Mutual Funds	41,78,28,404	6.92	1,46,29,88,917	25.61
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	50,31,53,524	8.34

Total	603,53,59,575	100.00	5,71,22,82,652	100.00

Note:

1.	Assuming response to the Buyback is to the extent of 100% (full Acceptance) from all the Equity Shareholders of the Equity Shares up to their Buyback Entitlement.

13.8.

The Company has obtained an order dated February 15, 2019 bearing reference number WTM/GM/CFD/90/2018–19 issued by SEBI (the “SEBI Order”), pursuant to which SEBI has granted an exemption/relaxation to the Company from compliance with the requirements of Regulation 24(ii) of the Buyback Regulations (which restricts a company from making a public announcement of a buyback during the pendency of a scheme of amalgamation or compromise or arrangement) in the context of the scheme of amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, Newlogic Technologies SARL, Appirio India Cloud Solutions Private Limited and the Company (the “Scheme”). The Company has complied with the conditions set out in paragraph 8 of the SEBI Order. Subsequently, the Hon’ble National Company Law Tribunal has, vide order no. CP(CAA)No. 61/BB/2018 dated March 29, 2019, approved the Scheme. Further to the aforesaid, there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as of the date of this Letter of Offer.

13.9.

Assuming that the response to the Buyback is to the extent of 100% (full Acceptance) from all the Eligible Shareholders up to their Buyback Entitlement, the aggregate shareholding of the Promoter and Promoter Group post the Buyback may increase from 73.83% prior to the Buyback to 74.39%.

13.10.

Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group and Directors and Key Managerial Personnel of the Company during a period of twelve months preceding the date of Public Announcement, i.e., June 4, 2019:

13.10.1.	Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control:

Sl. No.	Name of Shareholder	No. of Equity Shares Acquired/ Sold	Nature of Transaction	Date of Allotment/ Transaction
1.	Azim H Premji	6,22,70,065	Bonus Issue*	March 8, 2019
2.	Yasmeen A Premji	7,08,444	Bonus Issue*	March 8, 2019
3.	Rishad Azim Premji	4,57,777	Bonus Issue*	March 8, 2019
4.	Tariq Azim Premji	1,76,666	Bonus Issue*	March 8, 2019
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	24,73,03,999	Bonus Issue*	March 8, 2019
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	29,69,37,859	Bonus Issue*	March 8, 2019
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	30,10,79,858	Bonus Issue*	March 8, 2019
8.	Hasham Investment & Trading Co. Private Limited	3,75,332	Bonus Issue*	March 8, 2019
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	52,02,052	Bonus Issue*	March 8, 2019
10.	Azim Premji Trust (2)	20,61,53,875	Bonus Issue*	March 8, 2019
11.	Azim Premji Trust	2,66,66,667	Market Sale (3)	March 8, 2019

Note:

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.
3.	Azim Premji Trust sold 2,66,66,667 equity shares through market sale on BSE on March 8, 2019 at a maximum price of Rs. 261.70 per equity share and a minimum price of Rs. 256.00 per equity share.

13.10.2.	Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group:

Sl. No.	Name	No. of Equity Shares Acquired	Nature of Transaction	Date of Allotment/ Transaction
1.	Azim H Premji	6,22,70,065	Bonus Issue*	March 8, 2019
2.	Yasmeen A Premji	7,08,444	Bonus Issue*	March 8, 2019
3.	Rishad Azim Premji	4,57,777	Bonus Issue*	March 8, 2019
4.	Tariq Azim Premji	1,76,666	Bonus Issue*	March 8, 2019
5.	Pagalthivarthi Srinivasan	720	Transmission of Shares**	November 29, 2018
		32,063	Bonus Issue*	March 8, 2019
6.	Priya Mohan Sinha	24,915	Bonus Issue*	March 8, 2019
7.	Lakshminarayana Ramanathan	4,849	Bonus Issue*	March 8, 2019
	Kollengode	219	Market Purchase at Rs. 294.22 per share	May 2, 2019
		26	Market Purchase at Rs. 290.87 per share	May 6, 2019
		29	Market Purchase at Rs. 290.67 per share	May 8, 2019
8.	Sharad Chandra Behar	—	—	—

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
**

Equity shares acquired in physical form through transmission and subsequently dematerialised. Since the equity shares were acquired pursuant to a share transmission, there was no price paid for their acquisition.

13.10.3.	Aggregate shares purchased or sold by the Directors and Key Managerial Personnel of the Company:

Sl. No.	Name	No. of Equity Shares		Nature of Transaction	Date of Allotment/ Transaction	Price
1.	Azim H Premji	6,22,70,065		Bonus Issue	March 8, 2019	NA*
2.	Dr. Ashok S Ganguly	1,244		Bonus Issue	March 8, 2019	NA*
3.	Abidali Z	1,60,000	**	Exercise of ADS Restricted Stock Units (RSUs)	December 19, 2018	$ 0.05 per ADS RSU
	Neemuchwala	1,06,666	**	Bonus Issue	March 8, 2019	NA*
		3,20,000	**	Exercise of ADS RSUs	April 19, 2019	$0.05 per ADS RSU

Sl. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Allotment/ Transaction	Price
4.	Rishad Azim Premji	4,57,777	Bonus Issue	March 8, 2019	NA*
		5,962	Bonus Issue	March 8, 2019	NA*
5.	Jatin Pravinchandra Dalal	80,000	Exercise of RSUs	May 3, 2019	Rs. 2 per Equity Share
		12,000	Exercise of RSUs	January 11, 2019	Rs. 2 per Equity Share
6.	M Sanaulla Khan	4,000	Bonus Issue	March 8, 2019	NA*
		15,400	Market Sale	May 10, 2019	Rs. 290.80 per Equity Share

*	Since the equity shares were acquired pursuant to a bonus issue, there was no price paid for their acquisition.
**	Held as ADRs representing equivalent underlying equity shares.

14.	BRIEF INFORMATION OF THE COMPANY

14.1.	History of the Company

Wipro Limited (“Wipro” or the “Company”) an Indian company incorporated on December 29, 1945, is a leading global information technology, consulting and business process services company. The Company has over 1,70,000 dedicated employees serving clients across six continents. The name of the Company was changed from Western India Vegetable Products Limited to Wipro Products Limited on June 7, 1977, and subsequently to Wipro Limited on April 28, 1984.

The Company has its registered office situated at Doddakannelli, Sarjapur Road, Bengaluru-560 035, India. The Company shifted its registered office from the State of Maharashtra to the State of Karnataka on July 10, 1996.

The Equity Shares of the Company were listed in the year 1995 on the NSE (Code: Wipro) and an application for listing of equity shares was filed with BSE in the year 1946-47 (Code: 507685). The ADRs of the Company were listed on NYSE (Code: WIT) in the year 2000. The ISIN Number of the Company is INE075A01022.

14.2.	Growth of Business

On standalone basis, for the financial years ended March 31, 2019, March 31, 2018 and March 31, 2017, the Company recorded total income Rs. 50,69,237 lakhs (Rupees Fifty Thousand Six Hundred and Ninety Two Crores and Thirty Seven Lakhs only), Rs. 47,18,960 lakhs (Rupees Forty Seven Thousand One Hundred and Eight Nine Crores and Sixty Lakhs only) and Rs. 48,61,777 lakhs (Rupees Forty Eight Thousand Six Hundred and Seventeen Crores and Seventy Seven Lakhs only) respectively, and profit after tax of Rs. 7,61,394 lakhs (Rupees Seven Thousand Six Hundred and Thirteen Crores and Ninety Four Lakhs only), Rs. 7,72,284 lakhs (Rupees Seven Thousand Seven Hundred and Twenty Two Crores and Eighty Four Lakhs only) and Rs. 8,16,168 lakhs (Rupees Eight Thousand One Hundred and Sixty One Crores and Sixty Eight Lakhs only) respectively.

14.3.	The details of changes in the share capital of the Company since incorporation as certified by the Company is as follows:

Date of Allotment	Number of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	Nature of consideration	Cumulative Number of Equity Shares	Cumulative paid-up share capital (Rs.)
January 22, 1946	550	100	100	Cash	550	55,000
January 22, 1946	7,300	100	100	Cash	7,850	7,85,000
April 12, 1946	9,150	100	100	Cash	17,000	17,00,000
March 31, 1971	5,667	100	NA	Bonus(1)	22,667	22,66,700
July 4, 1980	22,667	100	NA	Bonus(2)	45,334	45,33,400
March 12, 1985	1,500	100	100	Cash	46,834	46,83,400
May 7, 1985	45,334	100	NA	Bonus(3)	92,168	92,16,800
March 24, 1987	—	10	NA	Stock Split(4)	9,21,680	92,16,800
June 30, 1987	9,21,680	10	NA	Bonus(5)	18,43,360	1,84,33,600

Date of Allotment	Number of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	Nature of consideration	Cumulative Number of Equity Shares	Cumulative paid-up share capital (Rs.)
January 15, 1990	18,43,360	10	NA	Bonus(6)	36,86,720	3,68,67,200
November 23, 1992	36,86,720	10	NA	Bonus(7)	73,73,440	7,37,34,400
July 7, 1995	2,65,105	10	NA	Merger(8)	76,38,545	7,63,85,450
July 7, 1995	76,38,545	10	NA	Bonus(9)	1,52,77,090	15,27,70,900
December 4, 1997	3,05,54,180	10	NA	Bonus(10)	4,58,31,270	45,83,12,700
October 14, 1999	—	2	NA	Stock Split(11)	22,91,56,350	45,83,12,700
October 19, 2000 October 30, 2000	27,50,000 4,12,500	2	$41.375 per share (12)	Cash(13)	23,19,06,350 23,23,18,850	46,38,12,700 46,46,37,700
October 31, 2000 – March 31, 2001	1,14,169	2	2	Cash(14)	23,24,33,019	46,48,66,038
April 1, 2001-March 31, 2002	32,670	2	2	Cash(15)	23,24,65,689	46,49,31,378
April 1, 2002-March 31, 2003	98,303	2	2	Cash(16)	23,25,63,992	46,51,27,984
April 1, 2003-March 31, 2004	1,95,160	2	2	Cash(17)	23,27,59,152	46,55,18,304
April 1, 2004-June 28, 2004	56,478	2	2	Cash(18)	23,28,15,630	46,56,31,260
June 29, 2004	46,56,31,260	2	NA	Bonus(19)	69,84,46,890	1,39,68,93,780
June 30, 2004-March 31, 2005	51,23,632	2	2	Cash(20)	70,35,70,522	1,40,71,41,044
April 1, 2005-August 23, 2005	23,23,052	2	2	Cash(21)	70,58,93,574	1,41,17,87,148
August 24, 2005	70,58,93,574	2	NA	Bonus(22)	1,41,17,87,148	2,82,35,74,296
August 25, 2005-March 31, 2006	1,39,67,119	2	2	Cash(23)	1,42,57,54,267	2,85,15,08,534
April 1, 2006-March 31, 2007	3,32,45,383	2	2	Cash(24)	1,45,89,99,650	2,91,79,99,300
April 1, 2007-March 31, 2008	24,53,670	2	2	Cash(25)	1,46,14,53,320	2,92,29,06,640
April 1, 2008 to March 25, 2009	25,58,623	2	2	Cash(26)	1,46,40,11,943	2,92,80,23,886
March 26, 2009	9,68,803	2	2	Cash(27)	1,46,49,80,746	2,92,99,61,492
April 1, 2009 to June 16, 2010	46,66,940	2	2	Cash(28)	1,46,96,47,686	2,93,92,95,372
June 17, 2010	97,97,65,124	2	NA	Bonus(29)	2,44,94,12,810	4,89,88,25,620
June 18, 2010 to March 31, 2011	49,96,335	2	2	Cash(30)	2,45,44,09,145	4,90,88,18,290
April 1, 2011 to March 31, 2012	43,47,083	2	2	Cash(31)	2,45,87,56,228	4,91,75,12,456
April 1, 2012 to March 31, 2013	41,78,502	2	2	Cash(32)	2,46,29,34,730	4,92,58,69,460
April 1, 2013 to March 31, 2014	33,82,543	2	2	Cash(33)	2,46,63,17,273	4,93,26,34,546
April 1, 2014 to March 31, 2015	27,25,765	2	2	Cash(34)	2,46,90,43,038	4,93,80,86,076
April 1, 2015 to July 6, 2016	16,70,252	2	2	Cash(35)	2,47,07,13,290	4,94,14,26,580
July 7, 2016	(4,00,00,000)	2	NA	Buyback(36)	2,43,07,13,290	4,86,14,26,580
July 8, 2016 to March 31, 2017	1,87,275	2	2	Cash(37)	2,43,09,00,565	4,86,18,01,130
April 1, 2017 to June 14, 2017	21,73,762	2	2	Cash(38)	2,43,30,74,327	4,86,61,48,654
June 15, 2017	2,43,30,74,327	2	NA	Bonus(39)	4,86,61,48,654	9,73,22,97,308
June 16, 2017 to December 18, 2017	5,42,117	2	2	Cash (40)	4,86,66,90,771	9,73,33,81,542
December 19, 2017	(34,37,50,000)	2	NA	Buyback(41)	4,52,29,40,771	9,04,58,81,542
December 20, 2017 to March 31, 2018	843,720	2	2	Cash(42)	4,52,37,84,491	9,04,75,68,982
April 1, 2018 to March 7, 2019	16,23,050	2	2	Cash(43)	4,52,54,07,541	9,05,08,15,082
March 8, 2019	1,508,469,180	2	NA	Bonus(44)	6,03,38,76,721	12,06,77,53,442
March 9, 2019 to March 31, 2019	58,667	2	2	Cash(45)	6,03,39,35,388	12,06,78,70,776
April 1, 2019 to June 3, 2019	14,24,187	2	2	Cash(46)	6,03,53,59,575	12,07,07,19,150

Notes:

(1)

Bonus issue in the ratio 1:3 authorised by the shareholders through a special resolution passed in annual general meeting of the shareholders of the Company held on September 30,1970. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(2)

Bonus issue in the ratio 1:1 authorised by the shareholders through a special resolution passed at the extra ordinary general meeting of the shareholders of the Company held on January 22,1980. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(3)

Bonus issue in the ratio 1:1 authorised by the shareholders through a special resolution passed in the annual general meeting of the shareholders of the Company held on December 28, 1984. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(4)

Upon subdivision of equity shares of face value of Rs. 100 (Rupees One Hundred only) each to Rs. 10 (Rupees Ten only) approved by shareholders at the annual general meeting of the Company dated December 29, 1986.

(5)

Bonus issue in the ratio 1:1 authorised by the shareholders through a special resolution passed in the extraordinary general meeting of the shareholders of the Company held on April 29, 1987. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(6)

Bonus issue in the ratio 1:1 authorised by the shareholders through a special resolution passed in the annual general meeting of the shareholders of the Company held on August 29, 1989. Bonus issue was undertaken through capitalisation of the general Reserves of the Company.

(7)

Bonus issue in the ratio 1:1 authorised by the shareholders through a special resolution passed in the annual general meeting of the shareholders of the Company held on July 16, 1992. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(8)

2,65,105 Equity Shares were allotted to the existing shareholders of Wipro Infotech Ltd. and Wipro Systems Ltd. pursuant to the scheme of amalgamation between these Companies, and Wipro Limited, and their respective shareholders (the “Scheme of Amalgamation”) which was approved by The High Court of Judicature at Bombay vide their order dated June 15, 1995.

(9)

Bonus issue in the ratio 1:1 authorised by the shareholders through a resolution passed in the extraordinary general meeting of the shareholders of the Company held on January 27,1995. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(10)

Bonus issue in the ratio 2:1 authorised by the shareholders through a special resolution passed in the annual general meeting of the shareholders of the Company held on September 4, 1997. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(11)

Upon subdivision of equity shares of face value of Rs. 10 (Rupees Ten only) each to Rs. 2 (Rupees Two only) each approved by shareholders at the annual general meeting of the Company dated July 29, 1999.

(12)	The conversion rate of 1 US$ being Rs. 46.45 (Rupees Forty Six and Fort Five Paisa only) as per the ADR prospectus.
(13)

ADRs were issued in year 2000 at issue price of $41.375/ share with a face value of Rs. 2 (Rupees Two only) (converted to $). Rs. 57,964 lakhs (Rupees Five Hundred and Seventy Nine Crores and Sixty Four Lakhs only) was credited to share premium account of the Company.

(14)

1,14,169 (One Lakh Fourteen Thousand One Hundred and Sixty Nine) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/ share.

(15)

32,670 (Thirty Two Thousand Six Hundred and Seventy) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(16)

98,303 (Ninety Eight Thousand Three Hundred and Three) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(17)

1,95,160 (One Lakh Ninety Five Thousand One Hundred and Sixty) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(18)

56,478 (Fifty Six Thousand Four Hundred and Seventy Eight) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(19)

Bonus issue in the ratio 2:1 authorised by the shareholders of the Company through a special resolution passed in the annual general meeting of the shareholders of the Company held on June 11, 2004. Bonus issue was undertaken through capitalisation of the general reserves of the Company.

(20)

51,23,632 (Fifty One Lakhs Twenty Three Thousand Six Hundred and Thirty Two) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(21)

23,23,052 (Twenty Three Lakhs Twenty Three Thousand and Fifty Two) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(22)

Bonus issue in the ratio 1:1 authorised by the shareholders of the Company through a special resolution passed in the annual general meeting of the shareholders of the Company held on July 21, 2005. Bonus issue was undertaken through capitalisation of the capital redemption reserve and part of the share premium of the Company.

(23)

1,39,67,119 (One Crore Thirty Nine Lakhs Sixty Seven Thousand One Hundred and Nineteen) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(24)

3,32,45,383 (Three Crores Thirty Two Lakhs Forty Five Thousand Three Hundred and Eighty Three) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(25)

24,53,670 (Twenty Four Lakhs Fifty Three Thousand Six Hundred and Seventy) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(26)

25,58,623 (Twenty Five Lakhs Fifty Eight Thousand Six Hundred and Twenty Three) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(27)

9,68,803 (Nine Lakhs Sixty Eight Thousand Eight Hundred and Three) Equity Shares were allotted to the shareholders of MPact Technology Services Pvt. Ltd., MPower Software Services (India) Pvt Ltd. and CMango India Pvt. Ltd. pursuant to the scheme of amalgamation between these companies, Wipro Limited, and their respective shareholders, which was approved by the High Court of Karnataka vide order dated January 10, 2008 and High Court of Judicature at Bombay vide order dated March 14,2008.

(28)

46,66,940 (Forty Six Lakhs Sixty Six Thousand Nine Hundred and Forty) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(29)

Bonus issue in the ratio 2:3 authorised by the shareholders of the Company through postal ballot on June 4, 2010. Bonus issue was undertaken through capitalisation of the securities premium of the Company.

(30)

49,96,335 (Forty Nine Lakhs Ninety Six Thousand Three Hundred and Thirty Five) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(31)

43,47,083 (Forty Three Lakhs Forty Seven Thousand and Eighty Three) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(32)

41,78,502 (Forty One Lakhs Seventy Eight Thousand Five Hundred and Two) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(33)

33,82,543 (Thirty Three Lakhs Eighty Two Thousand Five Hundred and Forty Three) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(34)

27,25,765 (Twenty Seven Lakhs Twenty Five Thousand Seven Hundred and Sixty Five) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(35)

During the period April 1, 2015 to March 31, 2016, 16,70,252 (Sixteen Lakhs Seventy Thousand Two Hundred and Fifty Two) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share. There were no allotments of equity shares during the period April 1, 2016 to July 6, 2016.

(36)	4,00,00,000 (Four Crores) Equity Shares were bought back by the Company from its shareholders through the tender offer route at a price of Rs. 625 (Six Hundred and Twenty Five Only)/share.
(37)

1,87,275 (One Lakh Eighty Seven Thousand Two Hundred and Seventy Five) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(38)

21,73,762 (Twenty One Lakhs Seventy Three Thousand Seven Hundred and Sixty Two) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(39)	Bonus issue in the ratio 1:1 authorised by the shareholders through postal ballot on June 3, 2017. Bonus issue was undertaken through capitalisation of the general reserves of the Company.
(40)

5,42,117 (Five Lakhs Forty Two Thousand One Hundred and Seventeen) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(41)

34,37,50,000 (Thirty Four Crores Thirty Seven Lakhs and Fifty Thousand) Equity Shares were bought back by the Company from its shareholders through the tender offer route at a price of Rs. 320/- (Three Hundred and Twenty only)/share.

(42)

8,43,720 (Eight Lakhs Forty Three Thousand Seven Hundred and Twenty) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(43)

16,23,050 (Sixteen Lakhs Twenty Three Thousand and Fifty) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(44)

Bonus issue in the ratio 1:3 authorised by the shareholders through postal ballot on February 22, 2019. Bonus issue was undertaken through capitalisation of free reserves, securities premium account and capital redemption reserve of the Company.

(45)

58,667 (Fifty Eight Thousand Six Hundred and Sixty Seven) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

(46)

14,24,187 (Fourteen Lakhs Twenty Four Thousand One Hundred and Eighty Seven) Equity Shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs. 2 (Rupees Two only)/share.

14.4.	The details of the Board of Directors as on date of Public Announcement, i.e., June 4, 2019 are as follows:

Name and Age of the Director	Designation	Qualifications	Date of Appointment/ Reappointment	Directorships in Other Companies and Bodies Corporate
Mr. Azim Hasham Premji Age: 73	Chairman and Managing Director	Graduate in Electrical Engineering, Stanford University	September 1, 1968

•   Wipro Enterprises Private Limited

•   Wipro GE Healthcare Private Limited

•   Prazim Trading and Investment Co. Private Limited

•   Tarish Investment and Trading Co. Private Limited

•   Hasham Investment and Trading Co. Private Limited

•   Azim Premji Philanthropic Initiatives Private Limited

•   Azim Premji Safe Deposit Company Private Limited

•   Azim Premji Custodial and Management Services Private Limited

•   Azim Premji Trust Services Private Limited

•   Azim Premji Trustee Company Private Limited

•   Azim Premji Foundation For Development

•   Azim Premji Foundation

Mr. N Vaghul Age: 82	Independent Director	B.Com (Hons)	June 9, 1997	• Piramal Enterprises Limited • IKP Trusteeship Services Private Limited • Apollo Proton Therapy Cancer Centre Private Limited

Dr. Ashok Sekhar Ganguly Age: 83	Independent Director	MS and PHD B.Sc.(Hons)	January 1, 1999	—

Mr. M K Sharma Age: 72	Independent Director	BA, BL, PGDPM, Diploma in Labour Law	July 1, 2011

•   Asian Paints Limited

•   Ambuja Cements Limited

•   Gwalior Webbing Co. Private Limited

•   Indian School of Business

•   BIC Cello (India) Private Limited

•   Atria Convergence Technologies Limited

•   Anglo Scottish Education Society Limited

•   East India Investment Co. Private Limited

•   United Spirits Limited

•   Vedanta Limited

Name and Age of the Director	Designation	Qualifications	Date of Appointment/ Reappointment	Directorships in Other Companies and Bodies Corporate
Mr. William Arthur Owens Age: 79	Independent Director	MBA(hons) B.S(Mathematics) B.A. and M.A. in Politics, Philosophy and Economics	July 1, 2006	• AEA Investors Asia Ltd • Red Bison Advisory Group LLC • Versium • Tethr • Carillon Technologies • Sarcos • Knowlabs

Ms. Ireena Vittal Age: 50	Independent Director	Graduate Degree in Electronics and MBA	October 1, 2013

•   The Indian Hotels Company Limited

•   Vidhi Centre For Legal Policy

•   Godrej Consumer Products Limited

•   Housing Development Finance Corporation Limited

•   Compass Plc

•   Titan Company Limited

•   Foundation to Educate Girls Globally

•   Jal Seva Charitable Foundation

Ms. Arundhati Bhattacharya Age: 63	Independent Director	Graduate degree and Master’s in English Literature	January 1, 2019	• Reliance Industries Limited • Piramal Enterprises Limited • CRISIL Limited • Swift India Domestic Services Private Limited • OM Abode Innovation Foundation Centre

Dr. Patrick John Ennis Age: 55	Independent Director	PHD, MS.(Physics) MBA BS(Mathematics & Physics)	April 1, 2016	—

Mr. Patrick Dupuis Age: 56	Independent Director	Graduated from the Ecole de Management de Lyon, France	April 1, 2016	—

Mr. Abidali Z Neemuchwala Age: 51	CEO and Executive Director	BE (Electronics and Communications) Masters in Industrial Management	February 1, 2016	• Texas Economic Development Corporation

Mr. Rishad A Premji Age: 42	Executive Director and Chief Strategy Officer	MBA BA(Economics)	May 1, 2015	• Wipro Enterprises Private Limited • Azim Premji Foundation • Wipro GE Healthcare Private Limited • Azim Premji Philanthropic Initiatives Private Limited

14.5.	The details of changes in the Board of Directors during the three years preceding the date of the Public Announcement, i.e., June 4, 2019 are as follows:

Name of the Director	Appointment/ Resignation	Effective Date	Reasons
Mr. M K Sharma	Re-appointment	July 1, 2016	New term
Dr. Jagdish N Sheth	Retired	July 18, 2016	—
Mr. Vyomesh Joshi	Resigned	July 19, 2016	—
Mr. N Vaghul	Re-appointment	August 1, 2016	New term
Dr. Ashok S Ganguly	Re-appointment	August 1, 2016	New term
Mr. T.K.Kurien	Retired	January 31, 2017	Retirement pursuant to superannuation
Mr. Azim H Premji	Re-appointment	July 31, 2017	—
Mr. William A Owens	Re-appointment	August 1, 2017	New term
Mrs. Ireena Vittal	Re-appointment	October 1, 2018	New term
Mrs. Arundhati Bhattacharya	Appointment	January 1, 2019	Appointment as Independent Director

The Board of Directors at their meeting held on June 6, 2019 and the shareholders at the 73rd annual general meeting held on July 16, 2019, have approved the following:

1.	Re-appointment of Mr. Rishad A Premji as Whole-Time Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 (designated as Executive Chairman by the Board of Directors).

2.

Appointment of Mr. Azim H Premji as Non-Executive Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 and conferred him with the title of Founder Chairman of the Company. Mr. Azim H Premji retired from his position as Executive Chairman and Managing Director effective July 30, 2019.

3.

Re-designated and appointed Mr. Abidali Z Neemuchwala as Managing Director of the Company with effect from July 31, 2019 till the end of his current term, in addition to his existing position as Chief Executive Officer of the Company.

Mr. N Vaghul, Independent Director and Dr. Ashok Sekhar Ganguly, Independent Director, retire from the Company’s Board of Directors effective July 31, 2019, after the cessation of their tenure pursuant to Section 149 (11) of the Companies Act.

14.6.

The Buyback will not result in any benefit to the Promoter and Promoter Group or any Directors except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as Equity Shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares, which will lead to reduction in the equity share capital of the Company post the Buyback.

15.	FINANCIAL INFORMATION ABOUT THE COMPANY

15.1.	The salient financial information of the Company as extracted from the audited standalone financial statements for the three years ended March 31, 2019, March 31, 2018 and March 31, 2017 are as under:

(Rs. in lakhs unless stated otherwise)

	Year Ended
Particulars	March 31, 2019 (Audited)	March 31, 2018 (Audited)	March 31, 2017 (Audited)
Total Income	50,69,237	47,18,960	48,61,777
Total Expenses (Excluding Interest and Depreciation)	39,36,271	35,75,615	36,49,078
Interest	52,496	38,430	39,223
Depreciation	93,429	1,01,483	1,04,766
Profit before tax	9,87,041	10,03,432	10,68,710
Provision for tax (including Deferred Tax)	2,25,647	2,31,148	2,52,542
Profit/ (Loss) after tax	7,61,394	7,72,284	8,16,168
Equity Share Capital	1,20,679	90,476	48,618
Reserves & Surplus*	48,18,520	41,35,779	46,21,943
Net worth*	49,39,199	42,26,259	46,70,561
Debt (excluding working capital loans)	2,200	7,242	1,14,626

Total Debt (including working capital loans)	5,07,417	4,72,008	6,16,491

*	Excluding revaluation reserves and miscellaneous expenditure to the extent not written off

Key Financial Ratios

	Year Ended
Particulars	March 31, 2019 (Audited)	March 31, 2018 (Audited)	March 31, 2017 (Audited)
Key Ratios
Earnings per Share – Basic (Rs.)(1)	12.67	12.19	12.60
Earnings per Share – Diluted (Rs.) (1)	12.64	12.17	12.57
Book Value Per Share (Rs.)(2)	81.86	71.67	72.05
Return on Net worth (%)(3)	15.42%	18.27%	17.47%
Debt-Equity Ratio (in times)(4)	0.10	0.11	0.13

Total Debt/ Net worth(5)	0.10	0.11	0.13

Note:

•

The Company had completed the allotment of 243,30,74,327 (Two Hundred and Forty Three Crores Thirty Lakhs Seventy Four Thousand Three Hundred and Twenty Seven) bonus shares (in the proportion of 1:1 i.e.1 (One) bonus equity share of Rs. 2 (Rupees Two only) each for every 1 (One) fully paid-up equity share held (including ADS holders) as approved by the shareholders of the Company on June 3, 2017 through Postal Ballot /e-voting). For this purpose, June 14, 2017, was fixed as the record date. Earnings per share (basic and diluted) and Book Value per share for year ended March 31, 2017 as presented in table above have been adjusted for the issue of bonus shares.

•

The Company further completed the allotment of 150,84,69,180 (One Hundred and Fifty Crores Eighty Four Lakhs Sixty Nine Thousand One Hundred and Eighty) bonus shares (in the proportion of 1:3 i.e.1 (One) bonus equity share of Rs. 2 (Rupees Two only) each for every 3 (Three) fully paid-up equity share held (including ADS holders) as approved by the shareholders of the Company on February 22, 2019 through Postal Ballot/e-voting). For this purpose, March 7, 2019, was fixed as the record date. Earnings per share (basic and diluted) and Book Value per share for year ended March 31, 2018 and 2017 as presented in table above have been adjusted for the issue of bonus shares.

Below are the formulae used for computation of the above ratios:

(1)	Earnings per Share = Profit After Tax/Weighted Average Number of Shares outstanding for the period
(2)	Book value per Share = Net Worth (excluding Revaluation Reserves)/ Number of Shares at the end of the period
(3)	Return on Net Worth = Profit After Tax/ Net Worth (excluding revaluation reserves).
(4)	Debt-Equity Ratio = Total Debt/ Net Worth (excluding revaluation reserves)
(5)	Total Debt/ Net Worth = Total Debt/ Net Worth (excluding revaluation reserves)

15.2.

The salient financial information of the Company as extracted from the audited consolidated financial statements for the three years ended March 31, 2019, March 31, 2018 and March 31, 2017 are as under:

(Rs. in lakhs unless stated otherwise)

	Year Ended
Particulars	March 31, 2019 (Audited)	March 31, 2018 (Audited)	March 31, 2017 (Audited)
Total Income	61,63,271	57,03,569	57,99,512
Total Expenses	47,40,218	44,09,994	44,12,754
Interest	73,746	58,306	51,825
Depreciation	1,94,665	2,11,175	2,30,999
Shares of profit/ (loss) of equity accounted investee	(431)	112	—
Profit before tax	11,54,219	10,24,206	11,03,934
Provision for tax (including Deferred Tax)	2,52,431	2,23,905	2,52,135
Profit after tax	9,01,788	8,00,301	8,51,789
Profit attributable to equity holders of the Company	9,00,365	8,00,271	8,49,312
Profit attributable to Non-controlling interest	1,415	26	2,477
Equity Share Capital	1,20,679	90,476	48,618
Reserves & Surplus*	55,21,574	47,02,142	51,18,406
Net worth*	56,42,252	47,92,619	51,67,024
Debt (excluding working capital loans)	2,83,676	4,52,685	1,96,107

Total Debt (including working capital loans)	9,64,530	12,48,660	13,63,517

*	Excluding revaluation reserves and miscellaneous expenditure to the extent not written off

Key Financial Ratios

	Year Ended
Particulars	March 31, 2019 (Audited)	March 31, 2018 (Audited)	March 31, 2017 (Audited)
Key Ratios
Earnings per Share – Basic (Rs.)(1)	14.99	12.64	13.11
Earnings per Share – Diluted (Rs.) (1)	14.95	12.61	13.08
Book Value Per Share (Rs.)(2)	93.51	81.28	79.71
Return on Net worth (%)(3)	15.96%	16.70%	16.44%
Debt-Equity Ratio (in times)(4)	0.17	0.26	0.26

Total Debt/ Net worth(5)	0.17	0.26	0.26

Note:

•

The Company had completed the allotment of 243,30,74,327 (Two Hundred and Forty Three Crores Thirty Lakhs Seventy Four Thousand Three Hundred and Twenty Seven) bonus shares (in the proportion of 1:1 i.e.1 (One) bonus equity share of Rs. 2 (Rupees Two only) each for every 1 (One) fully paid-up equity share held (including ADS holders) as approved by the shareholders of the Company on June 3, 2017 through Postal Ballot /e-voting). For this purpose, June 14, 2017, was fixed as the record date. Earnings per share (basic and diluted) and Book Value per share for year ended March 31, 2017 as presented in table above have been adjusted for the issue of bonus shares.

•

The Company further completed the allotment of 150,84,69,180 (One Hundred and Fifty Crores Eighty Four Lakhs Sixty Nine Thousand One Hundred and Eighty) bonus shares (in the proportion of 1:3 i.e.1 (One) bonus equity share of Rs. 2 (Rupees Two only) each for every 3 (Three) fully paid-up equity share held (including ADS holders) as approved by the shareholders of the Company on February 22, 2019 through Postal Ballot /e-voting). For this purpose, March 7, 2019, was fixed as the record date. Earnings per share (basic and diluted) and Book Value per share for year ended March 31, 2018 and 2017 as presented in table above have been adjusted for the issue of bonus shares.

Below are the formulae used for computation of the above ratios:

(1)	Earnings per Share = Profit After Tax/Weighted Average Number of Shares outstanding for the period
(2)	Book value per Share = Net Worth (excluding Revaluation Reserves)/ Number of Shares at the end of the period
(3)	Return on Net Worth = Profit After Tax attributable to equity holders of the Company / Net Worth (excluding revaluation reserves).
(4)	Debt-Equity Ratio = Total Debt/ Net Worth (excluding revaluation reserves)
(5)	Total Debt/ Net Worth = Total Debt/ Net Worth (excluding revaluation reserves)

15.3.

The Company shall comply with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, wherever and if applicable. The Company hereby declares that it has complied with Sections 68, 69 and 70 of the Companies Act and the SCD Rules.

16.	STOCK MARKET DATA

16.1.	The Equity Shares are currently listed and traded only on the BSE and the NSE.

16.2.

The high, low and average market prices in preceding three calendar years and the monthly high, low and average market prices for the six months preceding the date of the Public Announcement, i.e., June 4, 2019 and the corresponding volumes on the NSE (stock exchange where the Company’s shares are most frequently traded) are as follows:

Period	High Price (Rs)	Date of High Price & Number of shares traded on that date	Low Price (Rs)	Date of Low Price & Number of shares traded on that date	Average Price (Rs)	Total Volume Traded in the period (No. of shares)
PRECEDING 3 YEARS
March 6, 2019 – March 31, 2019 (1)	285.90	06-Mar-19 (2,15,07,060)	253.40	26-Mar-19 (38,50,516)	259.77	13,40,67,250
April 1, 2018 – March 5, 2019 (1)	388.95	26-Feb-19 (38,02,537)	253.50	06-Jun-18 (19,04,820)	307.84	91,67,73,969
June 13, 2017 – March 31, 2018 (2)	334.00	16-Jan-18 (61,66,445)	252.00	03-Jul-17 (20,89,768)	290.54	56,37,83,428
April 1, 2017 – June 12, 2017 (2)	568.00	06-Jun-17 (20,71,865)	483.00	21-Apr-17 (15,83,588)	514.79	8,35,45,843
April 1, 2016 – March 31, 2017	607.00	20-Apr-16, (46,93,918)	408.10	09-Nov-16, (21,67,264)	504.65	35,63,51,160
PRECEDING 6 MONTHS
June 2019 (till June 4, 2019)	295.95	04-Jun-19 (11,081,667)	287.25	3-Jun-19 (58,53,338)	292.53	1,69,35,005
May 2019	298.85	02-May-19 (45,39,125)	279.65	28-May-19 (4,41,37,428)	287.22	15,34,19,897
April 2019	299.45	30-Apr-19 (73,39,917)	254.95	04-Apr-19 (64,19,198)	279.14	17,84,92,453
March 6, 2019 – March 31, 2019	285.90	06-Mar-19 (2,15,07,060)	253.40	26-Mar-19 (38,50,516)	259.77	13,40,67,250
March 1, 2019 – March 5, 2019	378.35	01-Mar-19 (70,36,417)	362.00	05-Mar-19 (1,35,15,990)	369.65	2,05,52,407
February 2019	388.95	26-Feb-19 (38,02,537)	361.20	20-Feb-19 (44,10,484)	374.37	7,32,76,126
January 2019	371.40	31-Jan-19 (76,94,071)	311.35	14-Jan-19 (69,13,323)	338.43	13,89,76,760
December 2018	343.95	13-Dec-18 (51,48,093)	319.35	26-Dec-18 (23,55,520)	331.65	7,76,41,497

Source: www.nseindia.com

Note: High and Low price for the period are based on intra-day prices and Average Price is based on average of closing price. Market data for prior periods have been depicted at actuals and not been restated to reflect bonus issues from time to time. Hence, the market data may not be comparable in such cases.

(1)	Ex-date of Bonus issue of (1:3) on March 6, 2019
(2)	Ex-date of Bonus issue of (1:1) on June 13, 2017
(3)	In case where the same price falls on two or more days, the day with the highest traded shares is considered

16.3.

The high, low and average market prices in preceding three calendar years and the monthly high, low and average market prices for the six months preceding the date of the Public Announcement, i.e., June 4, 2019 and the corresponding volumes on BSE are as follows:

Period	High Price (Rs)	Date of High Price & Number of shares traded on that date	Low Price (Rs)	Date of Low Price & Number of shares traded on that date	Average Price (Rs)	Total Volume Traded in the period (No. of shares)
PRECEDING 3 YEARS
March 6, 2019 – March 31, 2019 (1)	285.40	06-Mar-19 (8,96,445)	253.40	26-Mar-19 (1,88,451)	259.62	5,41,20,175
April 1, 2018 – March 5, 2019 (1)	396.00	25-Feb-19 (1,68,425)	253.50	06-Jun-18 (48,872)	307.87	6,71,50,653
June 13, 2017 – March 31, 2018 (2)	334.75	16-Jan-18 (4,10,091)	252.10	21-Jun-17 (2,66,565)	290.48	6,08,95,621
April 1, 2017 – June 12, 2017 (2)	567.85	06-Jun-17 (7,50,997)	484.75	24-Apr-17 (89,867)	514.52	1,04,36,801
April 1, 2016 – March 31, 2017	606.75	20-Apr-16, (8,83,807)	410.00	09-Nov-16, (1,33,568)	504.44	6,53,65,807
PRECEDING 6 MONTHS
June 2019 (till June 4, 2019)	296.00	04-Jun-19 (8,36,656)	287.10	03-Jun-19 (3,02,007)	292.60	11,38,663
May 2019	299.25	02-May-19 (2,63,668)	279.80	28-May-19 (5,00,485)	287.37	74,78,091
April 2019	299.20	30-Apr-19 (3,15,054)	254.90	04-Apr-19 (4,47,43,643)	279.14	5,63,18,039

Period	High Price (Rs)	Date of High Price & Number of shares traded on that date	Low Price (Rs)	Date of Low Price & Number of shares traded on that date	Average Price (Rs)	Total Volume Traded in the period (No. of shares)
March 6, 2019 – March 31, 2019	285.40	06-Mar-19 (8,96,445)	253.40	26-Mar-19 (1,88,451)	259.62	5,41,20,175
March 1, 2019 – March 5, 2019	378.00	01-Mar-19 (4,07,642)	361.20	05-Mar-19 (6,94,009)	369.55	11,01,651
February 2019	396.00	25-Feb-19 (1,68,425)	361.45	20-Feb-19 (1,25,778)	374.42	36,79,030
January 2019	370.95	31-Jan-19 (1,76,416)	312.20	14-Jan-19 (5,51,666)	338.52	83,33,457
December 2018	344.00	13-Dec-18 (3,35,471)	308.90	21-Dec-18 (6,44,963)	331.67	60,47,454

Source: www.bseindia.com

Note: High and Low price for the period are based on intra-day prices and Average Price is based on average of closing price. Market data for prior periods have been depicted at actuals and not been restated to reflect bonus issues from time to time. Hence, the market data may not be comparable in such cases.

(1)	Ex-date of Bonus issue of (1:3) on March 6, 2019
(2)	Ex-date of Bonus issue of (1:1) on June 13, 2017
(3)	In case where the same price falls on two or more days, the day with the highest traded shares is considered

16.4.	The Company’s ADSs, as evidenced by ADRs, are traded in the U.S. on the NYSE under the ticker symbol “WIT”.

16.5.

Notice of the Board Meeting convened to consider the proposal of the Buyback was given to the NSE and BSE on April 10, 2019. The proposal for the Buyback was approved at the Board Meeting and the intimation was sent to NSE, BSE and NYSE on the same day. The closing market price of the Equity Shares on NSE, BSE and NYSE, during this period, are summarised below.

Event	Date	NSE (In INR)	BSE (In INR)	ADS (In USD)
Notice of the Board Meeting convened to consider the proposal of the Buyback	April 10, 2019	281.00	281.00	4.30
1 (One) Trading Day Post-Notice of Board Meeting	April 11, 2019	281.30	281.30	4.31
1 (One) Trading Day Prior to Board Meeting	April 15, 2019	287.70	288.15	4.39
Board Meeting Date	April 16, 2019	280.90	281.10	4.24
1 (One) Trading Day Post-Board Meeting	April 18, 2019	284.80	284.80	4.25	*

*	ADS price has been considered as of April 17, 2019, being the next trading day on the NYSE post the Board Meeting.

16.6.

The Buyback Price is at a premium of 13.59% over the volume weighted average price of an ADS on the NYSE for the 60 (Sixty) trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback, i.e., April 10, 2019. The Buyback Price is at a premium of 14.82% over the volume weighted average market price of an ADS on the NYSE for 10 (Ten) trading days preceding the date of the notice to the Indian Stock Exchanges of the Board meeting to consider the proposal of the Buyback, i.e. April 10, 2019. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 69.51 (Rupees Sixty Nine and Fifty One Paise only) per USD as published by the Federal Reserve Board of Governors on April 16, 2019. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

17.	DETAILS OF THE STATUTORY APPROVALS

17.1.

The Buyback is subject to approvals, if any, required under the provisions of the Companies Act, the Buyback Regulations, and applicable rules and regulations as specified by RBI under FEMA and/or such other applicable rules and regulations for the time being in force. As on date, there are no other statutory or regulatory approvals required to implement the Buyback other than those indicated above.

17.2.

Buyback from Non-Resident Shareholders will be subject to approvals, if any, of the appropriate authorities as applicable. Non-Resident Shareholders must obtain all approvals if required to tender the Equity Shares held by them in this Buyback (including without limitation the approval from the RBI). It is the obligation of such Non-Resident Shareholders, NRI, OCB shareholders, to obtain such approvals (if required) and submit such approvals along with the Tender Form, so as to enable them to tender Equity Shares in the Buyback and for the Company to purchase such Equity Shares, tendered. The Company will have the right to make payment to such Eligible Shareholders in respect of whom no prior RBI approval is required and not Accept Equity Shares from the Eligible Shareholders in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

17.3.

By participating in the Buyback, the Non-Resident Shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reporting(s), if required, including the form FC-TRS, if necessary and such Non-Resident Shareholders undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.

17.4.

As of date of this Letter of Offer, there are no statutory or regulatory approvals required to implement the Buyback, other than as indicated above. If any statutory or regulatory approvals become applicable subsequently, the Buyback will be subject to such statutory or regulatory approvals. In the event that the receipt of any statutory/regulatory approvals are delayed, changes to the proposed timetable of the Buyback, if any, shall be intimated to BSE, NSE and the NYSE.

18.	DETAILS OF THE REGISTRAR TO THE BUYBACK AND COLLECTION CENTRES

18.1.

Eligible Shareholders who wish to tender their Equity Shares in the Buyback can send by registered post/speed post or hand deliver the Tender Form, TRS generated by the exchange bidding system along with all the relevant documents by super-scribing the envelope as “Wipro Buyback Offer 2019”, to the Registrar at its office set out below so that the same are received by Wednesday, August 28, 2019:

Karvy Fintech Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32, Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 6716 2222

Fax: +91 40 2343 1551

Email: wipro.buyback2019@karvy.com

Website: https://karisma.karvy.com

Contact Person: Mr. M. Murali Krishna

SEBI Regn. No.: INR000000221

Corporate Identification Number: U72400TG2017PTC117649

ELIGIBLE SHAREHOLDERS HOLDING AND TENDERING EQUITY SHARES IN DEMAT FORM ARE NOT REQUIRED TO SUBMIT THE TENDER FORM AND THE TRS.

THE TENDER FORM AND OTHER RELEVANT DOCUMENTS SHOULD NOT BE SENT TO THE COMPANY OR TO THE MANAGER TO THE BUYBACK.

19.	PROCESS AND METHODOLOGY FOR THE BUYBACK

19.1.

The Company proposes to Buyback up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) fully paid-up Equity Shares from the Eligible Shareholders as on the Record Date, on a proportionate basis, through the Tender Offer route at the Buyback Price, i.e., Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share, payable in cash for an aggregate amount of Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only). The maximum number of Equity Shares proposed to be bought back represents 5.35% of the total issued and paid-up equity share capital of the Company as at March 31, 2019. The Buyback is in accordance with Article 8.2 of the Articles, Sections 68, 69 and 70 and all other applicable provisions of the Companies Act, the SCD Rules, the Management Rules and the Buyback Regulations and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board. The Buyback Size is 23.03% and 20.39% of the fully paid-up equity share capital and free reserves as per the latest audited balance sheet of the Company for the financial year ended March 31, 2019 (the last audited balance sheet available as on the date of the Board Meeting approving the Buyback) on standalone and consolidated basis, respectively. The Equity Shareholders of the Company approved the Buyback, by way of a special resolution, through postal ballot (including e-voting), the results of which were announced on June 3, 2019.

19.2.

The aggregate shareholding of the Promoter and Promoter Group as at the date of the Public Announcement is 4,45,59,97,065 (Four Hundred and Forty Five Crores Fifty Nine Lakhs Ninety Seven Thousand and Sixty Five) Equity Shares which represents 73.83% of the existing equity share capital of the Company. In terms of the Buyback Regulations, under the Tender Offer route, the Promoters and Promoter Group have the option to participate in the Buyback. In this regard, the Promoter and Promoter group have expressed their intention vide their letters dated April 16, 2019 to participate in the Buyback and may tender up to an aggregate maximum number of 4,37,14,64,533 (Four Hundred and Thirty Seven Crores Fourteen Lakhs Sixty Four Thousand Five Hundred and Thirty Three) Equity Shares or such lower number of shares in accordance with the provisions of the Buyback Regulations/terms of the Buyback. Please refer to paragraph 9.2 on page 18 of this Letter of Offer for details on participation by the Promoter and Promoter Group.

19.3.

Assuming Acceptance of all Equity Shares tendered in the Buyback from the Eligible Shareholders up to their respective Buyback Entitlement, the shareholding of the Promoter and Promoter Group after the completion of the Buyback may increase from 73.83% to 74.39% of the post-Buyback total paid-up equity share capital of the Company. Also, if none of the public shareholders participate and only the Promoter and Promoter Group participate to the extent of the Buyback Entitlement, their shareholding may reduce from 73.83% to 72.90% of the total equity share capital of the Company.

19.4.

The Company expresses no opinion as to whether Eligible Shareholders should participate in the Buyback or not and, accordingly, Eligible Shareholders are advised to consult their own advisors to consider participation in the Buyback.

19.5.	Record Date and Ratio of Buyback as per the Buyback Entitlement in each Category:

19.5.1.	On June 3, 2019, the Company announced June 21, 2019 as the Record Date for the purpose of determining the Buyback Entitlement and the names of the Eligible Shareholders.

19.5.2.

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become direct holders of Equity Shares as of the Record Date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank, N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 12:00 noon New York City time on June 17, 2019 (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. Equity Shares may only be delivered to a DR type demat account. In order to receive the underlying Equity Shares, the Brokerage Account must be a DR type demat account. Prior to the Record Date, holders of ADSs have previously received notice of the Buyback and information regarding surrendering the ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares through the Postal Ballot Notice such that they could become holders of Equity Shares as of the Record Date and be eligible to participate in the Buyback. Equity Shares trade on the Stock Exchanges and cannot be traded on the NYSE. Due to uncertainties in Indian law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, holders of Equity Shares currently do not have any right to re-deposit such Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Participation in the Buyback may trigger additional Indian capital gains taxation and other substantial burdens that would not be applicable to sales of ADSs on the NYSE. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including regarding advice related to any regulatory approvals and U.S., Indian and other tax considerations. Holders of ADSs who decide to withdraw the underlying Equity Shares will be responsible for all related taxes, duties and fees, including fees payable to the Depositary to cancel the ADSs.

19.5.3.	The Equity Shares to be bought back as a part of this Buyback are divided into two categories:

19.5.3.1.	Reserved category for Small Shareholders (“Reserved Category”); and

19.5.3.2.	General Category for all other Eligible Shareholders (“General Category”).

19.5.4.

As defined in the Buyback Regulations, Small Shareholder includes a shareholder, who holds shares whose market value, on the basis of closing price on the recognized stock exchange registering the highest trading volume, as on Record Date, is not more than Two Lakh Rupees. As on the Record Date, the closing price on NSE was Rs. 285.85 /- (Rupees Two Hundred Eighty Five and Eighty Five Paise only) respectively. Accordingly, all Eligible Shareholders holding not more than 699 (Six Hundred and Ninety Nine) Equity Shares as on the Record Date are classified as ‘Small Shareholders’ for the purpose of the Buyback.

19.5.5.

Based on the above definition, there are 5,15,732 (Five Lakhs Fifteen Thousand Seven Hundred and Thirty Two) Small Shareholders in the Company with aggregate shareholding of 11,53,51,903 (Eleven Crores Fifty Three Lakhs Fifty One Thousand Nine Hundred and Three) Equity Shares as on the Record Date, which constitutes 1.91% of the outstanding number of Equity Shares of the Company and 35.70% of the maximum number of Equity Shares which the Company proposes to buy back as a part of this Buyback.

19.5.6.	In compliance with Regulation 6 of the Buyback Regulations, the reservation for the Small Shareholders, will be the higher of:

19.5.6.1.

Fifteen percent of the number of Equity Shares which the Company proposes to Buyback i.e. 15% of 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares which is 4,84,61,539 (Four Crores Eighty Four Lakhs Sixty One Thousand Five Hundred and Thirty Nine) Equity Shares; or

19.5.6.1.1.

The number of Equity Shares entitled as per their shareholding as on the Record Date i.e.(11,53,51,903/6,03,53,59,575) x 32,30,76,923 which is 61,74,867 (Sixty One Lakhs Seventy Four Thousand Eight Hundred and Sixty Seven) Equity Shares.

19.5.6.1.2.

All the outstanding fully paid-up Equity Shares have been used for computing the Buyback Entitlement of Small Shareholders since the Promoter and Promoter Group also intend to offer Equity Shares held by them in the Buyback.

19.5.6.1.3.

Based on the above and in accordance with Regulation 6 of the Buyback Regulations, 4,84,61,539 (Four Crores Eighty Four Lakhs Sixty One Thousand Five Hundred and Thirty Nine) fully paid-up Equity Shares have been reserved for Small Shareholders. Accordingly, General Category for all other Eligible Shareholders shall consist of 27,46,15,384 (Twenty Seven Crores Forty Six Lakhs Fifteen Thousand Three Hundred and Eighty Four) Equity Shares.

19.5.7.	Based on the above Buyback Entitlements, the ratio of Buyback for both categories is as follows:

Category of Shareholders	Ratio of Buyback
Reserved category for Small Shareholders	71 (Seventy One) Equity Shares out of every 169 (One Hundred and Sixty Nine) fully paid-up Equity Shares held on the Record Date.

General category for all other Eligible Shareholders	52 (Fifty Two) Equity Shares out of every 1,121 (One Thousand One Hundred and Twenty One) fully paid-up Equity Shares held on the Record Date.

Note: The above ratio of Buyback is approximate and provides indicative Buyback Entitlement. Any computation of Entitlement using above Buyback ratio may provide a slightly different number than the actual entitlement due to rounding-off. The actual Buyback Entitlement factor for Small Shareholders under reserved category is 42.01191115% and for other shareholders under general category it is 4.63876737%. The decimals have been rounded-off to eight decimal places. Also, the numbers arrived at using the actual Buyback Entitlement may not conform exactly to the Buyback Entitlement printed in the Tender Form due to rounding-off of the factor.

19.6.	Fractional Entitlements:

19.6.1.

If the Buyback Entitlement under Buyback, after applying the above mentioned ratios to the Equity Shares held on Record Date, is not a round number (i.e. not in the multiple of 1 Equity Share), then the fractional entitlement shall be ignored for computation of Buyback Entitlement to tender Equity Shares in the Buyback for both categories of Eligible Shareholders.

19.6.2.

On account of ignoring the fractional entitlement, those Small Shareholders who hold 2 (Two) or less Equity Shares as on Record Date will be dispatched a Tender Form with zero entitlement. Such Small Shareholders are entitled to tender Additional Equity Shares as part of the Buyback and will be given preference in the Acceptance of one Equity Share, if such Small Shareholders have tendered Additional Equity Shares.

19.7.	Basis of Acceptance of Equity Shares validly tendered in the Reserved Category for Small Shareholders:

19.7.1.

Subject to the provisions contained in this Letter of Offer, the Company will Accept Equity Shares tendered in the Buyback by Small Shareholders in the Reserved Category in the following order of priority:

19.7.1.1.

Acceptance of 100% Equity Shares from Small Shareholders in the Reserved Category, who have validly tendered their Equity Shares to the extent of their Buyback Entitlement or the number of Equity Shares tendered by them, whichever is less; and

19.7.1.2.

Post the Acceptance as described in paragraph 19.7.1.1 above, in case there are any Equity Shares left to be bought back from Small Shareholders in the Reserved Category, the Small Shareholders who were entitled to tender zero Equity Shares (on account of ignoring the fractional entitlement), and have tendered Additional Equity Shares as part of the Buyback, shall be given preference and one share each from the Additional Equity Shares applied by these Small Shareholders shall be bought back in the Reserved Category.

19.7.1.3.

Post the Acceptance as described in paragraph 19.7.1.1 and 19.7.1.2 above, in case there are any Equity Shares left to be bought back in the Reserved Category, the Additional Equity Shares tendered by the Small Shareholders over and above their Buyback Entitlement, shall be Accepted in proportion of the Additional Equity Shares tendered by them and the Acceptances per Small Shareholder shall be made in accordance with the Buyback Regulations, i.e. valid Acceptances per Small Shareholder shall be equal to the Additional Equity Shares validly tendered by the Small Shareholder divided by the total Additional Equity Shares validly tendered and multiplied by the total pending number of Equity Shares to be Accepted in Reserved Category. For the purpose of this calculation, the Additional Equity Shares taken into account for such Small Shareholders, from whom one Equity Share has been Accepted in accordance with paragraph 19.7.1.2 above, shall be reduced by one.

19.7.1.4.	Adjustment for fractional results in case of proportionate Acceptance, as described in paragraph 19.7.1.3 above:

19.7.1.4.1.

For any Small Shareholder, if the number of Additional Equity Shares to be Accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is greater than or equal to 0.50, the fraction would be rounded off to the next higher integer.

19.7.1.4.2.

For any shareholder, if the number of Additional Equity Shares to be Accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is less than 0.50, the fraction shall be ignored.

19.8.	Basis of Acceptance of Shares validly tendered in the General Category:

19.8.1.

Subject to the provisions contained in this Letter of Offer, the Company will Accept the Equity Shares tendered in the Buyback by all other Eligible Shareholders in the General Category in the following order of priority:

19.8.1.1.

Acceptance of 100% Equity Shares from other Eligible Shareholders in the General Category who have validly tendered their Equity Shares, to the extent of their Buyback Entitlement, or the number of Equity Shares tendered by them, whichever is less.

19.8.1.2.

Post the Acceptance as described in paragraph 19.8.1.1 above, in case there are any Equity Shares left to be bought back in the General Category, the Additional Equity Shares tendered by the other Eligible Shareholders over and above their Buyback Entitlement shall be Accepted in proportion of the Additional Equity Shares tendered by them and the Acceptances per shareholder shall be made in accordance with the Buyback Regulations, i.e. valid Acceptances per shareholder shall be equal to the Additional Equity Shares validly tendered by the Eligible Shareholder divided by the total Additional Equity Shares validly tendered in the General Category and multiplied by the total pending number of Equity Shares to be Accepted in General Category.

19.8.1.3.	Adjustment for fractional results in case of proportionate Acceptance as described in paragraph 19.8.1.2 above:

19.8.1.3.1.

For any Eligible Shareholder, if the number of Additional Equity Shares to be Accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is greater than or equal to 0.50, the fraction would be rounded off to the next higher integer.

19.8.1.3.2.

For any Eligible Shareholder if the number of Additional Equity Shares to be Accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is less than 0.50, the fraction shall be ignored.

19.9.	Basis of Acceptance of Equity Shares between Categories

19.9.1.

In case there are any Equity Shares left to be bought back in one category (“Partially Filled Category”) after Acceptance in accordance with the above described methodology for both the categories, and there are additional unaccepted validly tendered Equity Shares in the second category, the Additional Equity Shares in the second category shall be Accepted proportionately, i.e. valid Acceptances per Eligible Shareholder shall be equal to the additional outstanding Equity Shares validly tendered by an Eligible Shareholder in the second category divided by the total additional outstanding Equity Shares validly tendered in the second category and multiplied by the total pending number of Equity Shares to be bought back in the Partially Filled Category.

19.9.2.

If the Partially Filled Category is the General Category, and the second category is the Reserved Category, for the purpose of this calculation, the Additional Equity Shares tendered by such Small Shareholders, from whom one Equity Share has been Accepted in accordance with paragraph 19.7.1.2 shall be reduced by one.

19.9.3.	Adjustment for fractional results in case of proportionate Acceptance, as defined in paragraphs 19.9.1 and 19.9.2 above:

19.9.3.1.

For any shareholder, if the number of Additional Equity Shares to be Accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is greater than or equal to 0.50, the fraction would be rounded off to the next higher integer.

19.9.3.2.

For any shareholder, if the number of Additional Equity Shares to be Accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is less than 0.50, the fraction shall be ignored.

19.10.	For avoidance of doubt, it is clarified that:

19.10.1.

the Equity Shares Accepted under the Buyback from each Eligible Shareholder, in accordance with paragraphs above, shall not exceed the number of Equity Shares tendered by the respective Eligible Shareholder;

19.10.2.

the Equity Shares Accepted under the Buyback from each Eligible Shareholder, in accordance with paragraphs above, shall not exceed the number of Equity Shares held by respective Eligible Shareholders as on the Record Date; and

19.10.3.

the Equity Shares tendered by any Eligible Shareholders over and above the number of Equity Shares held by such Eligible Shareholders as on the Record Date shall not be considered for the purpose of Acceptance in accordance with the paragraphs above.

19.10.3.1.

The Equity Shares accepted under the Buyback, shall not exceed 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares OR Rs. 105,00,00,00,000 (Rupees Ten Thousand Five Crores only), whichever is lower.

19.10.3.2.

In case of any practical issues, resulting out of rounding-off of Equity Shares or otherwise, the Board or Buyback Committee authorized by the Board will have the authority to decide such final allocation with respect to such rounding-off or any excess of Equity Shares or any shortage of Equity Shares after allocation of Equity Shares as set out in the process described in Paragraph 19.7, 19.8, 19.9 and 19.10.

19.11.	Clubbing of Entitlement

In accordance with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the Equity Shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the Equity Shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar as per the shareholder records received from the Depositories.

20.	PROCEDURE FOR TENDER OFFER AND SETTLEMENT

20.1.

The Buyback is open to all Eligible Shareholders (including holders of ADSs who submit the desired number of ADSs to the Depositary for cancellation and withdraw the underlying Equity Shares from the ADR program no later than 12:00 noon New York City time on June 17, 2019) and beneficial owners of the Company, holding Equity Shares in dematerialized form on the Record Date.

20.2.

The Company proposes to effect the Buyback through the Tender Offer route, on a proportionate basis. The Letter of Offer and Tender Form, outlining the terms of the Buyback as well as the detailed disclosures as specified in the Buyback Regulations, will be mailed/dispatched to Eligible Shareholders.

20.3.

The Eligible Shareholders who have registered their email IDs with the depositories/the Company, shall be dispatched the Letter of Offer through electronic means. The Eligible Shareholders who have not registered their email IDs with the depositories/the Company, shall be dispatched the Letter of Offer through physical mode by registered post/speed post/courier. In case of non-receipt of Letter of Offer and the Tender Form, please follow the procedure as mentioned in paragraph 20.23 below. The Company shall accept all the Equity Shares validly tendered in the Buyback by Eligible Shareholders, on the basis of their Buyback Entitlement as on the Record Date.

20.4.

The Company will not Accept any Equity Shares offered for Buyback which are under any restraint order of a court for transfer/sale of such shares. The Company shall comply with Regulation 24(v) of the Buyback Regulations which states that the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or till such Equity Shares become transferable.

20.5.

Eligible Shareholders will have to transfer the Equity Shares from the same demat account in which they were holding the Equity Shares as on the Record Date and in case of multiple demat accounts, Eligible Shareholders are required to tender the applications separately from each demat account. In case of any changes in the demat account in which the Equity Shares were held as on Record Date, such Eligible Shareholders should provide sufficient proof of the same to the Registrar to the Buyback and such tendered Equity Shares may be Accepted subject to appropriate verification and validation by the Registrar to the Buyback. The Board or Buyback Committee authorized by the Board will have the authority to decide such final allocation in case of non-receipt of sufficient proof by such Eligible Shareholder.

20.6.

Eligible Shareholders’ participation in Buyback is voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be Accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding Equity Shares of the Company also have the option of tendering Additional Shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other Eligible Shareholders, if any. If the Buyback entitlement for any Eligible Shareholder is not a round number, the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback. The Acceptance of any Equity Shares tendered in excess of the Buyback Entitlement by the Eligible Shareholder shall be in terms of the procedure outlined herein.

20.7.

The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. In case the Eligible Shareholder holds Equity Shares through multiple demat accounts, the tender through a demat account cannot exceed the number of Equity Shares held in that demat account.

20.8.	The Company shall accept all the Equity Shares validly tendered for the Buyback by Eligible Shareholders, on the basis of their Buyback Entitlement as on the Record Date.

20.9.

As elaborated under paragraph 19.5 above, the Equity Shares proposed to be bought as a part of the Buyback are divided into two categories; (a) Reserved Category for Small Shareholders and (b) the General Category for all other Eligible Shareholders. The Buyback Entitlement of Eligible Shareholders in each category shall be calculated accordingly.

20.10.

Post Acceptance of the Equity Shares tendered on the basis of Buyback Entitlement, Equity Shares left to be bought as a part of the Buyback, if any, in one category shall first be Accepted, in proportion to the Equity Shares tendered, over and above their Buyback Entitlement, by Eligible Shareholders in that category, and thereafter, from Eligible Shareholders who have tendered over and above their Buyback Entitlement, in the other category.

20.11.

The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI Circulars and following the procedure prescribed in the Companies Act, the SCD Rules and the Buyback Regulations and as may be determined by the Board and on such terms and conditions as may be permitted by law from time to time.

20.12.

For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:

JM Financial Services Limited

Address: 5th Floor, Cnergy,

Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025

Tel: +91 22 6704 3000

Fax: +91 22 6761 7222

Contact Person: Mr. Kinnar Darji; Tel.: +91 22 6704 3503

Email: kinnar.darji@jmfl.com

Company Website: jmfinancialservices.in

SEBI Registration Number: INB-INF011054831 (BSE), INB/INE/INF231054835 (NSE)

Corporate Identification Number: U67120MH1998LC115415

20.13.

The Company will request both Stock Exchanges to provide the acquisition window to facilitate placing of sell orders by Eligible Shareholders who wish to tender Equity Shares in the Buyback. BSE will be the designated stock exchange for the purpose of this Buyback (“Designated Stock Exchange”). The details of the acquisition window will be specified by the Stock Exchanges from time to time.

20.14.	All Eligible Shareholders, through their respective Stock Broker(s), will be eligible to place and be responsible for placing orders in the acquisition window.

20.15.

During the Tendering Period, the order for selling the Equity Shares will be placed in the acquisition window by Eligible Shareholders through their respective Stock Brokers during normal trading hours of the secondary market.

20.16.	Stock Brokers can enter orders only for Equity Shares in demat form.

20.17.

Modification/cancellation of orders and multiple bids from a single Shareholder will be allowed during the Tendering Period of the Buyback offer. Multiple bids made by single Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of Acceptance.

20.18.

The cumulative quantity tendered shall be made available on websites of the Stock Exchanges at www.bseindia.com and www.nseindia.com, throughout the trading session and will be updated at specific intervals during the Tendering Period.

20.19.	All documents sent by the Eligible Shareholders will be at their own risk. Eligible Shareholders are advised to safeguard adequately their interests in this regard.

20.20.	Procedure to be followed by Equity Shareholders holding Equity Shares in the dematerialised form

20.20.1.

Eligible Shareholders who desire to tender their Equity Shares in the electronic form under the Buyback would have to do so through their respective Stock Broker by indicating to their Stock Broker the details of Equity Shares they intend to tender under the Buyback.

20.20.2.

The Stock Broker would be required to place an order/bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the acquisition window of the Stock Exchanges. Before placing the bid, the Eligible Shareholder would be required to transfer the tendered Equity Shares to the special account of the Clearing

Corporation, as applicable, by using the early pay in mechanism of the Depository prior to placing the order/bid on the platform of the Stock Exchanges by the Stock Broker. For further details, Eligible Shareholders may refer to the circulars issued by the Stock Exchange/Clearing Corporation.

20.20.3.

The details of the settlement number of the special account of the Clearing Corporation under which the Equity Shares are to be transferred in the account of Clearing Corporation for the Buyback will be provided in a separate circular to be issued by the Clearing Corporation.

20.20.4.

For custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order/bid by custodian. The custodian shall either confirm or reject the orders not later than the closing of trading hours (i.e., 3:30 p.m.) on the last day of the Tendering Period (i.e., the Buyback Closing Date). Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation.

20.20.5.

Upon placing the bid, the Stock Broker shall provide a TRS generated by the exchange bidding system to the Eligible Shareholder. TRS will contain the details of order submitted like bid ID number, application number, DP ID, client ID, number of Equity Shares tendered, etc.

20.20.6.

Eligible Shareholders shall also provide all relevant documents, which are necessary to ensure transferability of the Equity Shares in respect of the Tender Form to be sent. Such documents may include (but not be limited to):

20.20.6.1.	Duly attested power of attorney, if any person other than the Eligible Shareholder has signed the Tender Form;

20.20.6.2.	Duly attested death certificate and succession certificate/legal heirship certificate, in case any Eligible Shareholder has expired; and

20.20.6.3.	In case of companies, the necessary certified corporate authorizations (including board and/or general meeting resolutions).

20.20.7.

IN CASE OF DEMAT EQUITY SHARES, SUBMISSION OF TENDER FORM AND TRS IS NOT REQUIRED. After the receipt of the demat Equity Shares by the Clearing Corporation and a valid bid in the exchange bidding system, the Eligible Shareholders holding Equity Shares in demat form have successfully tendered the Equity Shares in the Buyback.

20.20.8.

The Eligible Shareholders will have to ensure that they keep the DP account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to pro-rated Buyback decided by the Company. Further, Eligible Shareholders will have to ensure that they keep the savings bank account attached with the DP account active and updated to receive credit remittance due to Acceptance of Buyback of shares by the Company.

20.21.	Equity Shares held in the Physical form:

20.21.1.

In accordance with the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with notice no. 20190424-35 issued by the BSE dated April 24, 2019, and circular no. 51/2019 issued by the NSE dated May 9, 2019, effective from April 1, 2019, transfers of securities of the Company shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, the Company will not be able to accept Equity Shares tendered in physical form in the Buyback. Shareholders are advised to approach the concerned depository participant to have their Equity Shares dematerialized before tendering their Equity Shares in the Buyback.

20.22.	For Equity Shares held by Eligible Shareholders, being Non-Resident Shareholders of Equity Shares (Read with paragraph 17 “DETAILS OF THE STATUTORY APPROVALS”):

20.22.1.

Eligible Shareholders, being Non-Resident Shareholders of Equity Shares (excluding FPIs/FIIs) shall also enclose a copy of the permission received by them from RBI, if applicable, to acquire the Equity Shares held by them.

20.22.2.

In case the Equity Shares are held on repatriation basis, the Non-Resident Eligible Shareholder shall obtain and enclose a letter from its authorized dealer/bank confirming that at the time of acquiring the said Equity Shares, payment for the same was made by the non-resident Eligible Shareholder from the appropriate account (e.g. NRE a/c.) as specified by RBI in its approval. In case the Non-Resident Eligible Shareholder is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis and in that case the Non-Resident Eligible Shareholder shall submit a consent letter addressed to the Company allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares Accepted under the Buyback.

20.22.3.	If any of the above stated documents, as applicable, are not enclosed along with the Tender Form, the Equity Shares tendered under the Buyback are liable to be rejected.

THE NON RECEIPT OF THE LETTER OF OFFER BY, OR ACCIDENTAL OMMISSION TO DISPATCH THE LETTER OF OFFER TO ANY PERSON WHO IS ELIGIBLE TO RECEIVE THE SAME TO PARTICIPATE IN THE BUYBACK, SHALL NOT INVALIDATE THE BUYBACK OFFER IN ANY WAY.

20.23.	In case of non-receipt of the Letter of Offer and the Tender Form:

20.23.1.

If Eligible Shareholder(s) who have been sent the Letter of Offer through electronic means wish to obtain a physical copy of the Letter of Offer, they may send a request in writing to the Company or Registrar at the address or email id mentioned at the cover page of the Letter of Offer stating name, address, number of Equity Shares held on Record Date, client ID number, DP name/ID, beneficiary account number, and upon receipt of such request, a physical copy of the Letter of Offer shall be provided to such Eligible Shareholder. An Eligible Shareholder may participate in the Buyback by downloading the Tender Form from the website of the Company i.e. www.wipro.com or by providing their application in writing on plain paper, signed by all Equity Shareholders, stating name and address of Shareholder(s), number of Equity Shares held as on the Record Date, Client ID number, DP Name/ ID, beneficiary account number and number of Equity Shares tendered for the Buyback.

20.24.

The participation of the Eligible Shareholders in the Buyback is entirely at the discretion of the Equity Shareholders. The Company does not accept any responsibility for the decision of any Equity Shareholder to either participate or to not participate in the Buyback. The Company will not be responsible in any manner for any loss of Share certificate(s) and other documents during transit and the Equity Shareholders are advised to adequately safeguard their interest in this regard.

20.25.	Method of Settlement

Upon finalization of the basis of Acceptance as per Buyback Regulations:

20.25.1.	The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market.

20.25.2.

The Company will pay the consideration to the Company’s Broker who will transfer the funds pertaining to the Buyback to the Clearing Corporation’s bank accounts as per the prescribed schedule. For demat Equity Shares Accepted under the Buyback, the Clearing Corporation will make direct funds payout to respective Eligible Shareholders. If Eligible Shareholders’ bank account details are not available or if the funds transfer instruction is rejected by RBI/Bank, due to any reason, such funds will be transferred to the concerned Stock Broker’s settlement bank account for onward transfer to such Eligible Shareholders holding Equity Shares in dematerialized form.

20.25.3.

In case of certain client types viz. NRI and foreign clients etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out would be given to their respective Stock Broker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account. For this purpose, the client type details would be collected from the Depositories, whereas funds payout pertaining to the bids settled through custodians will be transferred to the settlement bank account of the custodian, each in accordance with the applicable mechanism prescribed by the Stock Exchanges and the Clearing Corporation from time to time.

20.25.4.

The Equity Shares bought back in demat form would be transferred directly to the Company Demat Account provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Stock Exchanges.

20.25.5.

The Eligible Shareholders will have to ensure that they keep the DP account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non–acceptance of shares under the Buyback.

20.25.6.	Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Eligible Shareholders would be returned to them by the Clearing Corporation.

20.25.7.

The Company’s Broker would also issue a contract note to the Company for the Equity Shares Accepted under the Buyback. If Eligible Shareholders bank account details are not available or if the fund transfer instruction is rejected by RBI or bank, due to any reasons, the amount payable to Eligible Shareholders will be transferred to the Stock Broker for onward transfer to the Eligible Shareholder.

20.25.8.

Eligible Shareholders who intend to participate in the Buyback should consult their respective Stock Broker(s) for any cost, applicable taxes, charges and expenses (including brokerage) etc., that may be levied by the Stock Broker(s) upon the selling shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the Eligible Shareholders, in respect of Accepted Equity Shares, could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, additional taxes, charges and expenses (including brokerage) incurred solely by the Eligible Shareholders.

20.25.9.	The Equity Shares lying to the credit of the Special Demat Account will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.

20.26.	The Equity Shares tendered by Eligible Shareholders would be liable to be rejected on the following grounds:

20.26.1.1.	the Equity Shareholder is not an Eligible Shareholder of the Company as on the Record Date; or

20.26.1.2.	there is a name mismatch in the dematerialised account of the Eligible Shareholder.

21.	NOTE ON TAXATION

A.	INDIAN TAXATION

THE SUMMARY OF THE TAX CONSIDERATIONS IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE TAX LAWS OF INDIA AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARIZED NATURE OF TAX CONSEQUENCES, SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

THE COMPANY DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF THIS TAX SUMMARY AND THERE CAN BE NO LIABILITY ON THE COMPANY IF ANY ACTION IS TAKEN BY THE SHAREHOLDER SOLELY BASED ON THIS TAX SUMMARY.

THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME TAX IN THE CASE OF BUYBACK OF EQUITY SHARES LISTED ON THE STOCK EXCHANGE SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

1.	GENERAL

The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to taxation in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income Tax Act, 1961 (the “Income Tax Act” or the “Act”).

A person who qualifies as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income or income received by such person in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred. Accordingly, since the Company is incorporated in India, the Company’s shares would be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the Income Tax Act. Further, the non-resident can avail themselves of the beneficial provisions of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective jurisdiction of the shareholder subject to meeting relevant conditions and providing and maintaining necessary information and documents as prescribed under the Income Tax Act.

The Income Tax Act also provides for different tax regimes/ rates applicable to the gains arising on the buyback of shares, based on the period of holding, residential status and category of the shareholder, nature of the income earned, etc. The summary of tax implications on the buyback of equity shares on the stock exchanges in India is set out below. All references to equity shares in this note refer to equity shares listed on the stock exchanges in India unless stated otherwise.

2.	CLASSIFICATION OF SHAREHOLDERS

Shareholders can be classified under the following categories:

a)	Resident Shareholders being:

•	Individuals, Hindu Undivided Family (HUF), Association of Persons (AOP) and Body of Individuals (BOI)

•	Indian companies

•	Others

b)	Non Resident Shareholders being:

•	Non Resident Indians (NRIs)

•	Foreign citizens

•	Foreign companies

•	Foreign Institutional Investors (FIIs) / Foreign Portfolio Investors (FPIs)

3.	CLASSIFICATION OF INCOME

Shares can be classified under the following two categories:

a)	Shares held as investment (Income from transfer taxable under the head “Capital Gains”)

b)	Shares held as stock-in-trade (Income from transfer taxable under the head “Profits and Gains from Business or Profession”)

Gains arising from the transfer of shares may be treated either as “capital gains” or as “business income” for tax purposes, depending upon whether such shares were held as a capital asset (held as investment) or trading asset (i.e., stock-in-trade). Traditionally, the issue of characterization of income arising from sale of shares has been a subject matter of litigation with the tax authorities. There have been various judicial pronouncements on whether gains from transactions in securities should be taxed as “business profits” or as “capital gains”. However, these pronouncements, while laying down certain guiding principles have largely been driven by the facts and circumstances of each case. The apex body of Income-tax administrations, i.e., Central Board of Direct Taxes (“CBDT”) has issued Circular no. 6 of 2016, as per which, if the taxpayer opts to consider the shares as stock-in-trade, the income arising from the transfer of such shares would be treated as its business income. Also, if such shares are held for a period of more than 12 months, if the taxpayer desires to treat the income arising from the transfer thereof as “capital gains”, the same shall not be put in dispute by the Tax Officer. However, the choice on characterization, once taken by the taxpayer in a particular tax year, should be consistent and shall remain applicable in the subsequent tax years as well and the taxpayer shall not be allowed to opt into a different or contrary stand in this regard.

Further, investments by FIIs/FPIs in any securities in accordance with the regulations made under the Securities Exchange Board of India Act, 1992 would be treated as capital asset under the provisions of the Income Tax Act.

3.1	SHARES HELD AS INVESTMENT

As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares of a company listed on the stock exchanges in India are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act. The provisions of buy back tax under section 115QA in Chapter XII-DA of the Income Tax Act do not apply for shares listed on the stock exchange (please refer paragraph 7 for amendments proposed by the Finance (No. 2) Bill, 2019).

For non-residents, capital gains would be subject to taxability under the Income Tax Act or provisions of the relevant DTAA, whichever is more beneficial. However, in order to avail the benefits of DTAA, the non-resident shareholder shall furnish a tax residency certificate (as stipulated under section 90 of the Income Tax Act).

3.1.1	Period of holding

Depending on the period for which the shares are held, the gains would be taxable as “short term capital gain” or “long term capital gain”:

•

In respect of equity shares of a listed company held for a period less than or equal to 12 months prior to the date of transfer, the same shall be treated as a “short-term capital asset”, and the gains arising therefrom shall be taxable as “short term capital gains” (“STCG”).

•

Similarly, where equity shares of a listed company are held for a period more than 12 months prior to the date of transfer, the same shall be treated as a “long-term capital asset”, and the gains arising therefrom shall be taxable as “long-term capital gains” (“LTCG”).

3.1.2	Buyback of shares through a recognized stock exchange

Where the buyback of equity shares is through a recognized stock exchange in India and such transaction is chargeable to Securities Transaction Tax (“STT”), the taxability for shareholders is as follows:

•	With effect from April 1, 2018, buyback of equity shares (which is subject to STT) will be taxable as LTCG in accordance with the provisions of section 112A of the Income Tax Act.

•	LTCG will be the difference between the consideration paid by the Company on buyback of equity shares and the ‘specified cost of acquisition’ of such shares.

•	The ‘specified cost of acquisition’ of the equity shares which are acquired prior to February 1, 2018 will be the higher of:

(i)	the cost of acquisition of equity shares;

and

(ii)	Lower of—

(a) the fair market value of equity shares; and

(b) the full value of consideration received or accruing as a result of the transfer of the equity shares.

•	Fair market value is defined to mean the value as on January 31, 2018 which is the highest price of the equity shares quoted on the stock exchange.

•	LTCG exceeding ₹100,000 will be subject to tax at 10% (plus applicable surcharge and cess) without any indexation benefit.

•

However, in this regard, section 112A will not apply if equity shares are acquired on or after October 1, 2004 and STT was not paid except in situations provided in Notification No. 60 of 2018 dated October 1, 2018, namely:

(a) where acquisition of existing listed equity share in a company whose equity shares are not frequently traded in a recognized stock exchange of India is made through a preferential issue

The exception to (a) above are the following cases

(i)	Acquisition of shares approved by the Supreme Court, High Court, National Company Law Tribunal, Securities and Exchange Board of India or Reserve Bank of India;

(ii)	Acquisition of shares by any non-resident in accordance with foreign direct investment guidelines issued by the Government of India;

(iii)

Acquisition of shares by Category I or a Category II Alternative Investment Fund and is regulated under the Securities and Exchange Board of India (Alternative Investment Fund) Regulations, 2012 or a qualified venture capital fund referred to in section 10(23FB) or a Qualified Institutional Buyer; and

(iv)	through preferential issue to which the provisions of chapter VII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 does not apply.

(b)	where transaction for acquisition of existing listed equity share in a company is not entered through a recognized stock exchange in India:

The exception to (b) above are as follows:

Acquisition of listed equity shares in a company which has been made in accordance with the provisions of the Securities Contracts (Regulation) Act, 1956, and is:

(i)	by scheduled banks, reconstruction or securitization companies or public financial institutions during their ordinary course of business;

(ii)	approved by the Supreme Court, High Courts, National Company Law Tribunal, Securities and Exchange Board of India or Reserve Bank of India in this behalf;

(iii)

under employee stock option scheme or employee stock purchase scheme framed under the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;

(iv)	by any non-resident in accordance with foreign direct investment guidelines of the Government of India;

(v)	in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulation, 2011;

(vi)	from the Government;

(vii)

by Category I or a Category II Alternative Investment Fund and is regulated under the Securities and Exchange Board of India (Alternative Investment Fund) Regulations, 2012 or a qualified venture capital fund referred to in section 10(23FB) or a Qualified Institutional Buyer, etc.

•	Where Section 112A is not applicable, LTCG will be chargeable to tax for resident Individuals at 20% with indexation or at 10% without indexation, along with the rebate as is applicable.

•

STCG on buyback of equity shares will be subject to tax at 15% under section 111A of the Income Tax Act. Rebate for resident Individuals under section 87A of the Income Tax Act is available on tax payable under section 11A of the Act.

In the case of resident Individual or HUF, the benefit of maximum amount which is not chargeable to income-tax (i.e., basic exemption limit) is required to be considered while computing LTCG or STCG taxable under section 111A or 112A of the Income Tax Act. Applicable surcharge and health and education cess are leviable in addition to the tax above (Please see below for rate of surcharge and cess).

As an overall point, since the Buyback is undertaken on a recognized stock exchange, such transaction is liable to STT. Currently, the STT rate applicable on the purchase or sale of shares on the stock exchange is 0.1% of the value of the security.

Further, resident corporate shareholders would also be subject to Minimum Alternate Tax (“MAT”) under section 115JB of the Income Tax Act at the rate of 18.50%. Foreign companies will not be subject to MAT if the country of residence of such foreign company has entered into a DTAA with India and such foreign company does not have a permanent establishment in India.

3.1.3	Taxation for American Depository Shares (“ADS”) holders

The non-resident Holders may participate in the Buyback by submitting their ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares and then tendering those Equity Shares back to the Company for buyback through the stock exchange in India.

There can be no assurance that the Equity Shares offered by a Holder in the Buyback will be accepted. Holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any regulatory approvals and tax issues.

The following is a brief summary of capital gains taxation in respect of ADS (as defined in Explanation to Section 115AC or 115ACA of the Income Tax Act) issued to non-resident holders against the issue of ordinary shares of the Company:

•

There are no specific tax provisions enumerating India tax consequences on redemption of ADSs into Equity Shares. If ADSs are treated as a title receipt to underlying shares of an Indian company, there are good arguments to support that Equity Shares received by non-resident Holders upon redemption of ADSs may not be considered as transfer and hence not subject to capital gains tax in India at the point of redemption. While there are arguments in favor of the position that redemption of ADSs into equity shares should not be subject to capital gains tax, the law is not clear on this and there are no relevant tax rulings. As a result, this view is not free from doubt.

•	The period of holding of shares acquired by such non-resident Holders on redemption of ADSs would be reckoned from the date on which a request for such redemption was made.

•

Price of such Equity Shares held by non-resident Holder prevailing on any recognised stock exchange in India on the date on which a request for such redemption was made by the non-resident Holder will be considered as cost of acquisition of such Equity Shares.

•	STT will be levied at the time of transfer of Equity Shares as part of the Buyback.

•

Non-resident shareholders can avail themselves of the beneficial provisions of the applicable DTAA entered into by India with relevant shareholder country but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

•	Refer to the India tax implications on sale of Equity Shares above.

3.2	SHARES HELD AS STOCK-IN-TRADE

If the shares are held as stock-in-trade by any of the eligible shareholders of the Company, then the gains would be characterized as business income and taxable under the head “Profits and Gains from Business or Profession.” In such a case, the provisions of section 46A of the Income Tax Act will not apply.

3.2.1	Resident Shareholders

a)	For individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates.

b)	Domestic companies having turnover or gross receipts not exceeding ₹250 crores in the fiscal year 2017-18, profits would be taxable at 25%.

c)	For persons other than stated in (a) and (b) above, profits would be taxable @ 30%.

No benefit of indexation by virtue of period of holding would be available in any case.

3.2.2	Non Resident Shareholders

a)

Non-resident shareholders can avail beneficial provisions of the applicable DTAA entered into by India with the relevant shareholder country but subject to fulfilling relevant conditions and submitting/maintaining necessary documents prescribed under the Income Tax Act.

b)	Where DTAA provisions are not applicable:

•	For non-resident individuals, HUF, AOP, BOI, profits would be taxable at applicable slab rates

•	For foreign companies, profits would be taxed in India @ 40%

•	For other non-resident shareholders, such as foreign firms, profits would be taxed in India @ 30%.

In addition to the above, applicable surcharge and health and education cess are leviable. (Please see below for rate of surcharge and cess).

4.	TAX DEDUCTION AT SOURCE

4.1	In case of Resident Shareholders

In the absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the said Buyback.

4.2	In case of Non-resident Shareholders

The primary responsibility to discharge tax is that of the non-resident shareholder if the income is taxable in India. The non-resident shareholder should compute LTCG / STCG (as the case may be) on the buyback of Equity Shares and immediately discharge to the Indian Government the applicable taxes in India, in consultation with their custodians/authorized dealers/tax advisors (as appropriate). Since the Buyback is through the stock exchange, the Company will not be able to withhold any taxes, and thus, the Company believes that the responsibility of withholding/discharge of the taxes due on such gains (if any) is solely on the custodians/authorized dealers/ non-resident shareholder with no recourse to the Company.

It is therefore important that the non-resident shareholder consult their custodians/authorized dealers/tax advisors appropriately and immediately pay taxes in India (either through deduction at source or otherwise). Considering the above, the Company is not responsible for, and responsibility vests completely with the non-resident shareholder to discharge, the tax liability in India on the buyback of Equity Shares. In the event the Indian Government was to charge the Company for any taxes arising from the Buyback, the non-resident shareholder will fully indemnify the Company for any tax (including interest) demands on the buyback of Equity Shares. Non-resident shareholders also undertake to provide the Company, on demand, the relevant details in respect of taxability / non-taxability of the proceeds arising on buyback of Equity Shares, copies of tax returns filed in India, evidence of the tax paid, etc.

5.	TAX SLABS

The applicable tax slabs are as follows:

Taxpayer type	Maximum amount not chargeable to tax
Resident individuals who is a senior citizen (60 years or more but less than 80 years as on last date of financial year)	₹	300,000
Resident individuals who is a super senior citizen (80 years or more at any time during the financial year)	₹	500,000
In case of any other individual	₹	250,000
In case of HUF, AOP, BOI, Artificial judicial person	₹	250,000

Rebate Under Section 87A for Resident Individuals. A resident Individual is eligible for a rebate of 100% of income tax liability or ₹ 12,500, whichever is lower.

6.	RATE OF SURCHARGE AND CESS

In addition to the basic tax rate, Surcharge and Health and Education Cess are leviable as follows:

6.1	Surcharge

Taxpayer	Range of total income	Rate
Domestic companies	Exceeds ₹ 1 crore but does not exceed ₹ 10 crore	7%
	Exceeds ₹ 10 crore	12%
Companies other than domestic companies	Exceeds ₹ 1 crore but does not exceed ₹ 10 crore	2%
	Exceeds ₹ 10 crore	5%
Individuals, HUF, AOP, BOI	Exceeds ₹ 50 Lakhs but does not exceed ₹ 1 crore	10%
	Exceeds ₹ 1 crore	15%
Firms, Local Authority	Exceeds ₹ 1 crore	12%

6.2	Cess

Health and education cess at 4% is leviable in all cases.

The Finance (No. 2) Bill, 2019 contains certain amendments to tax slabs, rebate, surcharge and cess and you should consult with your own tax advisors to determine the tax rates applicable to your particular circumstances.

7.	TAX PROVISION UNDER FINANCE (NO. 2) BILL, 2019

The Finance (No. 2) Bill, 2019 has extended the applicability of buyback tax to listed companies pursuant to buyback of its shares, effective 5 July 2019, by way of amendment to section 115QA of the Income Tax Act. Consequential exemption has also been extended under Section 10(34A) of the Income Tax Act to the shareholders for the amounts received from the company on buyback.

THE ABOVE NOTE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS NOTE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO YOUR PARTICULAR CIRCUMSTANCES.

B.	CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the Buyback of Equity Shares to U.S. holders (as defined below) (or the exchange of ADSs for Equity Shares and subsequent participation in the Buyback) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds the Equity Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of the Company. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

1.	OWNERSHIP OF ADSs

For U.S. federal income tax purposes, Holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback generally will not be subject to U.S. federal income tax.

2.	TAX TREATMENT OF BUYBACK

An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “complete termination” of the holder’s interest in the Company;

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

The receipt of cash by a U.S. holder in the exchange of Equity Shares will be deemed to result in a “complete termination” of the holder’s interest in the Company if either (i) all the shares actually and constructively owned by a holder (including shares which he or she has the right to acquire by exercise of an option) are sold pursuant to the Buyback and such holder does not thereafter own any shares of the Company either actually or constructively or (ii) all the shares of Equity Shares actually owned by a holder are sold pursuant to the Buyback, such holder does not actually own any other shares of the Company, and the holder is eligible to waive and effectively waives constructive ownership of shares owned by family members under procedures described in Section 302 of the Internal Revenue Code. Any holder intending to waive family attribution for purposes of satisfying the requirement set forth is the preceding subsection (ii) should consult with his or her own tax advisor.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the Company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

2.1	Sale or Exchange

Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate US holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Certain Tax Consequences of the Buyback for Non-Resident Shareholders – Indian Taxation.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the buyback is treated as a sale or exchange.

2.2	Distribution

If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on the Company’s Equity Shares, such distribution will generally be taxed to you as a dividend for U.S. tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

3.	PASSIVE FOREIGN INVESTMENT COMPANY

A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, if 50% or more of its assets produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2019, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2020. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2019, or that the Company will not be considered a PFIC for the current fiscal year and/or future fiscal years. If the Company were to be a PFIC for any taxable year in which a U.S. holder owns Equity Shares or ADSs, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares, unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on such holder’s pro rata portion of the Company’s income and gain. However, the Company has not provided information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

4.	BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

Any dividends paid, or proceeds on a sale of, Equity Shares to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 24%, may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.

22.	DECLARATION BY THE BOARD OF DIRECTORS

Declaration as required under clause (ix) and clause (x) of Schedule I to the Buyback Regulations:

22.1.

The Board of Directors confirms that there are no defaults subsisting in repayment of deposits or interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payment thereon to any financial institutions or banking company in the last three years.

22.2.	The Board hereby confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

a.

that immediately following the date on which the Board Meeting is convened, i.e., April 16, 2019 or following the date on which the result of shareholders’ resolution was declared (“Postal Ballot Resolution”), approving the Buyback, or the date of the Letter of Offer, there will be no grounds on which the Company could be found unable to pay its debts;

b.

that as regards the Company’s prospects for the year immediately following the date of the Board Meeting, i.e., April 16, 2019 or the Postal Ballot Resolution or the date of the Letter of Offer that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting, i.e., April 16, 2019 or the Postal Ballot Resolution or the date of the Letter of Offer; and

c.

that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

This declaration is made and issued under the authority of the Board in terms of the resolution passed at the meeting held on April 16, 2019.

For and on behalf of the Board of Directors of Wipro Limited,

Sd/-	Sd/-	Sd/-

Azim H Premji	Rishad A Premji	Abidali Z Neemuchwala
Non-Executive,	Executive Chairman	Chief Executive Officer and
Non-Independent Director	(Director Identification Number	Managing Director
(Director Identification Number	(DIN): 02983899)	(Director Identification
(DIN): 00234280)		Number (DIN): 02478060)

23.	AUDITORS CERTIFICATE

The text of the Report dated April 16, 2019 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board is reproduced below:

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore - 560035

Dear Sirs/Madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 19, 2018.

2.

The Board of Directors of Wipro Limited (the “Company”) have approved a proposal for buy-back of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on April 16, 2019 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (“Annexure A”) as at March 31, 2019 (hereinafter referred to as the “Statement”) prepared by the management of the Company, which we have initialed for identification purposes only.

Management’s Responsibility for the Statement

4.

The preparation of the statement in accordance with Section 68(2)(c) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditors Responsibility

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.	we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019.

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019 in accordance with Section 68(2) of the Act and Regulation 4(i) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their meeting held on April 16, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the SEBI Buyback Regulations, on reasonable grounds and that the Company, having regard to its state of affairs, will not be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

6.

The interim condensed standalone financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our report dated April 16, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“the Standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the “ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes, issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements.

Opinion

9.	Based on enquiries conducted and our examination as above, we report that:

i)

We have enquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for the three months and year ended on March 31, 2019 which has been approved by the Board of Directors of the Company on April 16, 2019.

ii)

The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with Section 68(2)(c) of the Act and Regulation 4(i) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for three months and year ended on March 31, 2019.

iii)

The Board of Directors of the Company, in their meeting held on April 16, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated April 16, 2019 and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of extinguishment of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Vikas Bagaria

(Partner)

(Membership No. 60408)

Place: Bengaluru

Date: April 16, 2019

UDIN: 19060408AAAAAI8805

Annexure A

Wipro Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited interim condensed standalone financial statements as at and for the year ended March 31, 2019:

Particulars	Amount (In Rs. Lakhs)
Paid-up Equity Share Capital as at March 31, 2019 (A)	120,679
Free Reserves as at March 31, 2019
– Retained Earnings	4,437,910
– Share Premium Account	1,453
Total Free Reserves (B)	4,439,363
Total (A + B)	4,560,042
Maximum amount permissible for the buyback i.e. 25% of total paid-up equity capital and free reserves	1,140,010

24.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of the Company at Doddakannelli, Sarjapur Road, Bengaluru-560035, India between 10 a.m. and 5.00 p.m. IST on all Working Days (Monday to Friday) during the offer period:

(i)	Certificate of Incorporation of the Company.

(ii)	Memorandum and Articles of Association of the Company.

(iii)	Annual reports of the Company available for the last three financial years.

(iv)	Copy of resolution passed by the Board of Directors at their meeting held on April 16, 2019 approving the proposal of the Buyback.

(v)	Certificate dated April 16, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, in terms of clause (xi) of Schedule I of the Buyback Regulations.

(vi)	Copy of special resolution of the Equity Shareholders approving the Buyback, passed by way of postal ballot (including through e-voting), the results of which were announced on June 3, 2019.

(vii)	Copy of Public Announcement dated June 4, 2019 published in the newspapers on June 5, 2019 regarding Buyback.

(viii)	Copy of Declaration of Solvency and an affidavit verifying the same as per Form SH-9 of the SCD Rules.

(ix)

Certificate from M/s. D. Prasanna & Co., Chartered Accountants, dated June 10, 2019 certifying that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback, in accordance with the Regulations.

(x)	Copy of Escrow Agreement dated July 9, 2019 between Wipro Limited, HDFC Bank Limited and JM Financial Limited.

(xi)	Confirmation letter by the Escrow Bank dated July 11, 2019 that the Escrow Account has been opened.

(xii)	SEBI comments vide letter dated July 29, 2019 issued in terms of the Buyback Regulations, received on July 30, 2019.

25.	DETAILS OF THE COMPLIANCE OFFICER

Mr. M. Sanaulla Khan,

Company Secretary,

Wipro Limited

Doddakannelli, Sarjapur Road,

Bengaluru-560035

Tel. No.: +91 80 2844 0011 (Extn: 226185); Fax: +91 80 2844 0054;

E-mail: sanaulla.khan@wipro.com

Investors may contact the Compliance Officer for any clarification or to address their grievances, if any, during office hours i.e. from 10.00 a.m. to 5.00 p.m. IST on all Working Days except Saturday, Sunday and public holidays.

26.	DETAILS OF THE REMEDIES AVAILABLE TO THE EQUITY SHAREHOLDERS/ BENEFICIAL OWNERS

26.1.

In case of any grievances relating to the Buyback (e.g. non-receipt of the Buyback consideration, demat credit, etc.), the investor can approach the Compliance Officer of the Manager to the Buyback and/or Registrar to the Buyback and/or Compliance Officer of the Company for redressal.

26.2.

If the Company makes any default in complying with the provisions of Section 68 of the Companies Act or any rules made thereunder, for the purposes of clause (f) of subsection (2) of Section 68 of the Companies Act, the Company or any officer of the Company who is in default shall be punishable with imprisonment for a term and its limit, or with a fine and its limit or with both in terms of the Companies Act, as the case may be.

26.3.	The address of the concerned office of the Registrar of Companies is as follows:

The Registrar of Companies, Karnataka, Bengaluru

‘E’ Wing, 2nd Floor

Kendriya Sadan

Koramangala, Bengaluru-560034, India.

27.	DETAILS OF INVESTOR SERVICE CENTRE

In case of any query, the Equity Shareholders may contact the Registrar of the Company or the Investor Relations team of the Company, on any day except Saturday, Sunday and Public holidays between 10.00 a.m. and 5.00 p.m. at the following address:

Karvy Fintech Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32, Financial district, Nanakramguda,

Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 6716 2222

Fax: +91 40 2343 1551

Contact Person: Mr. M. Murali Krishna

Email: wipro.buyback2019@karvy.com

Website: https://karisma.karvy.com

SEBI Regn. No.: INR000000221

Corporate Identification Number: U72400TG2017PTC117649

Company Investor Relations:

Wipro Limited

Doddakannelli, Sarjapur Road,

Bengaluru-560 035, India.

Tel: +91 80 2844 0011(ext: 227139)

Fax: +91 80 2844 0054

Contact person: Ms. Aparna C Iyer

Email: iyer.aparna@wipro.com

Website: www.wipro.com

28.	DETAILS OF THE MANAGER TO THE BUYBACK

The Company has appointed the following as Manager to the Buyback.

JM Financial Limited

7th Floor, Cnergy,

Appasaheb Marathe Marg, Prabhadevi,

Mumbai – 400025, Maharashtra, India

Tel.: +91 22 6630 3030

Fax: +91 22 6630 3330

Contact Person: Ms. Prachee Dhuri

Email: wipro.buyback2019@jmfl.com

Website: www.jmfl.com

SEBI Regn. No.: INM000010361

Corporate Identification Number: L67120MH1986PLC038784

29.	DECLARATION BY THE DIRECTORS REGARDING AUTHENTICITY OF THE INFORMATION IN THIS LETTER OF OFFER.

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors accept full responsibility for the information contained in this Letter of Offer. This Letter of Offer is issued under the authority of the Board and in terms of the resolution passed by the Board on April 16, 2019.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-	Sd/-
Azim H Premji	Rishad A Premji	Abidali Z	Jatin P Dalal	M Sanaulla Khan
Non-Executive,	Executive	Neemuchwala	Chief Financial	Company
Non-Independent	Chairman	Chief Executive	Officer	Secretary
Director	(Director	Officer and		(Membership
(Director	Identification	Managing		Number: F4129)
Identification	Number (DIN):	Director
Number (DIN):	02983899)	(Director
00234280)		Identification
Number (DIN):
02478060)

Place: Bengaluru

Date: July 31, 2019

30.	OFFER FORM

Tender Form

TENDER FORM FOR ELIGIBLE SHAREHOLDERS

FORM OF ACCEPTANCE-CUM-ACKNOWLEDGEMENT

Bid Number:

Date:

BUYBACK OPENS ON	Wednesday, August 14, 2019
BUYBACK CLOSES ON	Wednesday, August 28, 2019

For Registrar / Collection Centre use

Inward No.	Date	Stamp

Status (please tick appropriate box)

Individual	FII	Insurance Co
Foreign Co	NRI/OCB	FVCI
Body Corporate	Bank/FI	Pension/PF
VCF	Partnership/LLP	Others (Specify)

India Tax Residency Status: Please tick appropriate box

Resident of
Resident in India	Non-Resident in India
(Shareholder to fill the country of residence)

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road, Bengaluru-560035

Tel. No.: +91 80 2844 0011; Fax: +91 80 2844 0054

Dear Sir/Madam,

Sub : Letter of Offer dated July 31, 2019 to Buyback up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares of Wipro Limited (the “Company”) at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share (“Buyback Price”), payable in cash.

1.

I/We (having read and understood the Letter of Offer dated July 31, 2019) hereby tender/offer my/our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.

2.	I/We authorise the Company to Buyback the Equity Shares offered (as mentioned below) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.

3.	I//We hereby warrant that the Equity Shares comprised in this tender/offer are offered for Buyback by me/us free from all liens, equitable interest, charges and encumbrance.

4.

I/We declare that there are no restraints/injunctions or other order(s) of any nature which limits/restricts in any manner my/our right to tender Equity Shares for Buyback and that I/we am/ are legally entitled to tender the Equity Shares for Buyback.

5.	I/We agree that the Company will pay the Buyback Price only after due verification of the validity of the documents and that the consideration will be paid as per secondary market mechanism.

6.	I/We agree to receive, at my own risk, the invalid/unaccepted Equity Shares under the Buyback in the demat a/c from where I/we have tendered the Equity Shares in the Buyback.

7.	I/We undertake to return to the Company any Buyback consideration that may be wrongfully received by me/us.

8.

I/We acknowledge that the responsibility to discharge the tax due on any gains arising on buyback is on me/us. I/We agree to compute gains on this transaction and immediately pay applicable taxes in India (whether by deduction of tax at source, or otherwise) and file tax return in consultation with our custodians/authorized dealers/tax advisors appropriately.

9.

I/We undertake to indemnify the Company if any tax demand is raised on the Company on account of gains arising to me/us on buyback of shares. I/We also undertake to provide the Company, the relevant details in respect of the taxability/non-taxability of the proceeds arising on buyback of shares by the Company, copy of tax return filed in India, evidence of the tax paid, etc.

10.

I/We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my/our tender/offer and agree to abide by any decision that may be taken by the Company to effect the Buyback in accordance with the Companies Act, the Buyback Regulations, and the extant applicable foreign exchange regulations.

11.	Applicable for all non-resident shareholders:

•

I/We, being a Non-Resident Shareholder, agree to obtain and submit all necessary approvals, if any and to the extent required from the concerned authorities including approvals from the RBI under FEMA and any other rules and regulations, for tendering Equity Shares in the Buyback, and also undertake to comply with the reporting requirements, if applicable, and any other rules, regulations and guidelines, in regard to remittance of funds outside India.

•

I/We undertake to pay income taxes in India (whether by deduction of tax at source or otherwise) on any income arising on such Buyback and taxable in accordance with the prevailing income tax laws in India within 7th day of the succeeding month in which the shares are bought back by the Company. I/We also undertake to indemnify the Company against any income tax liability on any income earned on such Buyback of shares by me/us.

12.	Eligible Shareholders holding Equity Shares in physical form are advised to get their shares dematerialized before tendering their Equity Shares in the Buyback.

13.	Details of Equity Shares held and tendered/offered for Buyback:

Particulars	In Figures	In Words
Number of Equity Shares held as on Record Date (June 21, 2019)
Number of Equity Shares Entitled for Buyback (Buyback Entitlement)
Number of Equity Shares offered for Buyback
• Number of Equity Shares held for a period more than 12 months
• Number of Equity Shares held for a period less than or equal to 12 months

Note: An Equity Shareholder may tender Equity Shares over and above his/her/its Buyback Entitlement. Number of Equity Shares validly tendered by any Eligible Shareholder up to the Buyback Entitlement of such Eligible Shareholder shall be accepted to the full extent. The Equity Shares tendered by any Equity Shareholder over and above the Buyback Entitlement of such Equity Shareholder shall be accepted in accordance with paragraphs 19.7, 19.8 and 19.9 of the Letter of Offer. Equity Shares tendered by any Equity Shareholder over and above the number of Equity Shares held by such Equity Shareholder as on the Record Date shall not be considered for the purpose of Acceptance.

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ACKNOWLEDGMENT SLIP: WIPRO BUYBACK OFFER 2019

(To be filled by the Equity Shareholder) (Subject to verification)

DP ID		Client ID

Received from Mr./Ms./Mrs./M/s

Form of Acceptance-cum-Acknowledgement, Original TRS along with:

No. of Equity Shares offered for Buyback (In Figures)	(in words)

Please quote Client ID & DP ID for all future correspondence			Stamp of Broker

14.	Details of Account with Depository Participant (DP):

Name of the Depository (tick whichever is applicable)	NSDL	CDSL

Name of the Depository Participant

DP ID

Client ID with the DP

15.	Equity Shareholders Details:

Particulars	First/Sole Equity Shareholder	Joint Equity Shareholder 1	Joint Equity Shareholder 2	Joint Equity Shareholder 3
Full Name(s) of the Equity Shareholder
Signature(s)*
PAN
Address of the Sole/First Equity Shareholder
Telephone No. / Email ID

*	Corporate shareholder must affix rubber stamp and sign under valid authority. The relevant corporate authorisation should be enclosed with the application form submitted.

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.

INSTRUCTIONS

1.	The Buyback will open on Wednesday, August 14, 2019 and close on Wednesday, August 28, 2019.

2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.

3.

Eligible Shareholders who desire to tender their Equity Shares under the Buyback can do so in dematerialized form through their respective Stock Broker by indicating the details of Equity Shares they intend to tender under the Buyback. The Tender Form is required to be submitted to the Stock Broker only and not to the Registrar or to the Company. For Further details, please follow the procedure as mentioned in paragraph 20.20 of the Letter of Offer.

4.

The Equity Shares tendered in the Buyback shall be liable to be rejected if (i) the shareholder is not a shareholder of the Company as on the Record Date, (ii) if there is a name mismatch in the demat account of the shareholder, (iii) in case of receipt of the completed Tender Form and other documents but non-receipt of Equity Shares in the special account of the Clearing Corporation, or (iv) a non-receipt of valid bid in the exchange bidding system.

5.

The Eligible Shareholders will have to ensure that they keep the DP Account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to the Buyback being on a proportionate basis in terms of the ratio of Buyback, in accordance with the Buyback Regulations.

6.

In case of non-receipt of the Letter of Offer, Eligible Shareholders holding Equity Shares may participate in the Buyback by providing their application in plain paper in writing signed by all Eligible Shareholders (in case of joint holding), stating name and address of the Eligible Shareholder(s), number of Equity Shares held as on the Record Date, Client ID, DP Name, DP ID, beneficiary account number and number of Equity Shares tendered for the Buyback.

7.

Eligible Shareholders to whom the Buyback offer is made are free to tender Equity Shares to the extent of their Buyback Entitlement in whole or in part or in excess of their Buyback Entitlement, but not exceeding their holding as on the Record Date.

8.	For the procedure to be followed by Equity Shareholders for tendering in the Buyback, please refer to section 20 of the Letter of Offer.

9.	All documents sent by Eligible Shareholders will be at their own risk. Eligible Shareholders are advised to safeguard adequately their interests in this regard.

10.

By agreeing to participate in the Buyback, the non-resident shareholders give the Company the authority to make, sign, execute, deliver, acknowledge and perform all applications to file regulatory reporting, if required, and undertake to provide assistance to the Company for such regulatory reporting, if required by the Company.

All capitalised items shall have the meaning ascribed to them in the Letter of Offer.

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO

REGISTRAR TO THE BUYBACK AT THE FOLLOWING ADDRESS QUOTING YOUR CLIENT ID AND DP ID:

Investor Service Centre:

WIPRO BUYBACK OFFER 2019

Karvy Fintech Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32, Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 67162222; Fax: +91 40 23431551; Email: wipro.buyback2019@karvy.com

Website: https://karisma.karvy.com; Contact Person: Mr. M. Murali Krishna

Investor Grievance Id: einward.ris@karvy.com; SEBI Registration Number: INR000000221

Corporate Identification Number: U72400TG2017PTC117649